
06035339

STRENGTH IN NUMBERS

2005 SUMMARY ANNUAL REPORT




PROCESSED
MAY 08 2006
THOMSON
FINANCIAL


RECEIVED
MAY 03 2006
WASH. D.C.
213
SECTION
PROCESSING


SPARTAN

SPARTAN MOTORS, INC.

< FINANCIAL HIGHLIGHTS >


343.0
312.3
259.5
237.4
226.3
2001
2002
2003
2004
2005

Net Sales
(In Millions)


11.7
8.3
6.1
6.0
5.9
2001
2002
2003
2004
2005

Net Earnings
(In Millions)


11.8%
9.1%
7.6%
2003
2004
2005

Return on Equity[1]
Continuing Operating Activities


10.4%
8.4%
8.0%
2003
2004
2005

Return on Invested Capital[2]
Continuing Operating Activities


22.0
16.0
12.4
4.8
(0.7)
2001
2002
2003
2004
2005

Net Cash Flow
Provided By (Used In) Continuing Operating Activities
(In Millions)


167.8
117.6
95.3
75.6
76.7
2001
2002
2003
2004
2005

Backlog
(In Millions)

[1] The company defines return on equity as net earnings divided by average shareholders' equity.
[2] The company defines return on invested capital as operating income, less taxes, divided by total shareholders' equity.


SPARTAN

Spartan Chassis is a leader in the design and production of custom chassis for Class A motorhomes, fire trucks and emergency vehicles. End-users of our products recognize — and request — the Spartan brand, which consistently delivers superior performance, exceptional safety ratings and technological innovations that distinguish us from our competitors.



Road Rescue

Road Rescue designs and builds a complete line of custom ambulances and other emergency rescue vehicles that stress quality, safety and ease of maintenance. Road Rescue vehicles incorporate exceptionally functional design with cutting-edge technology to ensure that EMTs and other rescue personnel can focus on the patients they are transporting and treating — rather than the vehicle they are driving.



CRIMSON FIRE

Building on more than 130 years of experience in serving the nation's emergency rescue personnel, Crimson Fire designs and builds custom fire apparatus for firefighters throughout North America. Crimson Fire serves local fire departments with the industry's broadest line of pumpers, aerials, heavy-duty tankers, quick-attack and light-duty rescue vehicles for service in an urban, suburban or rural environment.


David R. Wilson (L), John E. Sztykiel

< TO OUR STAKEHOLDERS >

The story of Spartan Motors, Inc. for 2005 is best told in numbers.

Last year saw us set records in some areas while making steady progress across the board. Three of our subsidiaries — Spartan Chassis™, Crimson Fire™ and Road Rescue™ — posted performance improvements in 2005.



.95
.65
.57
.46
.36
2001
2002
2003
2004
2005

Earnings Per Diluted Share
(Continuing Operations)

Our results were led by Spartan Chassis, which had a banner year in terms of increased sales, strong profitability, improved market penetration and robust new orders. That momentum continues in 2006 as our largest subsidiary secures new customers while challenging all associates to raise the bar on key performance indicators.

Our Emergency Vehicle Team made strides during 2005, shrinking losses, improving efficiency and quality, and reducing order-to-delivery times. We anticipate that the group will become profitable in the latter half of 2006.

For the year ended Dec. 31, 2005, Spartan saw **net sales increase 9.8 percent to $343.0 million**, compared with net sales of $312.3 million for 2004. This is an all-time record for us and a fitting achievement to mark our 30th anniversary.

Our net earnings increased 41.0 percent to $8.3 million, or $0.65 per diluted share, for 2005 compared with net earnings of $5.9 million, or $0.46 per diluted share, for 2004.



167.8
117.6
2004
2005

SMI Consolidated Backlog
(In Millions)

Spartan Motors posted a consolidated return on invested capital of 10.4 percent, an improvement over 2004 when ROIC was 8.4 percent. During the year, we improved our gross profit margin and closed 2005 with $11.7 million in cash and marketable securities. **Our backlog increased 43 percent** to a record $167.8 million as of Dec. 31, 2005. And we provided shareholders with **record dividends of $0.26 per share** during the year.

These results stem from objectives detailed in our 2004 Annual Report. We told you that the foundations were laid and most of the heavy lifting was behind us. We also said that we had the right people and the right products in place. We outlined three goals for 2005: improve operating efficiencies, pursue organic growth and strengthen strategic partnerships.

We then rolled up our sleeves, focused on the 3 Ps that drive our success formula — people, products and processes — and, in the end, made progress in all three areas. We are focused on making 2006 even better than 2005.

2005 Accomplishments

While 2005 was not a perfect year, it was one where we executed on our strategic plan and achieved a significant number of the objectives we set for each of our subsidiaries.

Spartan Chassis: From manufacturing to marketing to distribution, Spartan Chassis was firing on all cylinders in 2005, thanks to the efforts of the team led by President Rich Schalter. We attribute the tremendous increase in fire truck chassis orders to our flexible design, innovative products, strong relationships and some pretty incredible buzz in the marketplace that attracted new customers and enhanced our reputation.

It's also significant to note that in a year where industry unit sales of Class A motorhomes declined 18.1 percent, sales of our motorhome chassis declined only 2.3 percent. The net result in a difficult market is that we gained profitable market share. We are now the exclusive motorhome chassis supplier to three nameplates, and 36 different models ride on our custom motorhome chassis, up from 22 in 2004.

As we mentioned in the 2004 Annual Report, we are now working on military vehicles for the U.S. Department of Defense. Spartan is bringing its chassis expertise to supply and integrate key components for the Cougar, a heavy-duty, blast-protected vehicle being built by Force Protection, Inc. In the spring of 2005, we secured $13 million in orders for the Cougar, which is currently used by the U.S. military in Iraq to transport troops and patrol urban areas.

As we move into 2006, Spartan Chassis will work to leverage our capabilities and technology between all our market segments, to expand our service offerings and deepen our customer relationships, and to deliver exciting custom products on time, as promised — no matter what the backlog.

Crimson Fire and Crimson Fire Aerials: During 2005, Jim Salmi and Crimson's management team spent significant time overhauling our South Dakota plant to improve efficiency and delivery time while reducing costs. We have broadened our product line and now offer a full complement of fire trucks and aerial ladders. Our products have attracted the attention of some of the nation's biggest cities and are now operating around the clock in cities like Chicago, Atlanta and Dallas. We ended 2005 with a record backlog.

As we move to a more efficient business model, we plan to consolidate our manufacturing in South Dakota, where we build complete fire trucks, and in Pennsylvania, where we build fire truck aerials.

In addition to this integration, our key challenge for 2006 will be to ramp up production while further reducing costs and improving quality. As our revitalized marketing efforts bear more fruit, we will work to ensure that Crimson Fire is prepared to meet order demand in an efficient and profitable manner.

Road Rescue: With a new leadership team under the direction of Randy Knors, 2005 was a year of re-engineering our South Carolina facility in order to drive waste out of the system. During the year, Randy's team reduced its work force, reconfigured its manufacturing footprint and improved efficiency, which has resulted in enhancements to our quality and cost — and that, in turn, has translated into new, more profitable orders.


.26
.22
.20
.16
2001
2002
2003
2004
2005
Dividends Per Share
(In Dollars)

As we look to manage our backlog, our goal in 2006 will be to improve profitability, reduce order-to-delivery times and expand our distribution channels.

SMI Corporate: Our senior leadership team took to the road — literally — during 2005 to showcase Spartan Motors. Our CEO took the helm of a 41-foot Travel Supreme, built on Spartan's innovative Me2 chassis, and met with portfolio managers, analysts and the media from Boston to Chicago — a trip that landed us in *Time* magazine. We traveled to five investment conferences to promote Spartan Motors. From Michigan growth stocks to emergency vehicle conferences to RV presentations, we did not miss an opportunity to tell our story.

Spartan also took some steps to improve shareholder value. We repurchased 100,000 shares of common stock. We also **raised our total dividend to $0.26 per share** during 2005, which represented an 18 percent increase over the prior year.

2006 Goals

While our 2005 performance gives us much to be proud of, we still have work to do to meet our goal of becoming the most-desired brand and the lowest-total-cost producer of custom chassis and emergency rescue vehicles while increasing shareholder value.

11,000

people a day turn 50 in America

92%

of fire departments surveyed buy a fire truck and ambulance

91%

of our backlog is affected by those two numbers

As we move into 2006, we expect considerable improvement in earnings as we execute our strategic plan and bring our EV Team into profitability:

- *Excellence:* Offer the customer attractive and differentiated brands that allow us to make an acceptable margin on must-have technology and products
- *Autonomy:* Respect the autonomy of each of our subsidiaries
- *Leverage:* Leverage people, products and processes for the benefit of each of our subsidiaries — and the whole of Spartan Motors

These three principles manifest themselves in two primary areas within our company: innovation and lean manufacturing. Spartan Chassis is currently a lean and profitable organization that is evolving into a business model that brings greater innovation and the promise of emerging markets into the strategic vision without sacrificing the benefits of lean.

Crimson Fire, Crimson Fire Aerials and Road Rescue have been innovation-focused organizations that must now evolve into companies that have a greater focus on lean manufacturing without losing their initial focus on innovation. We have made steady operational progress in all three companies and feel they are poised to take off and become profitable in the latter half of 2006.

When we first purchased the companies that now form our EV Team, we knew that it would take time to bring them into profitability. We also knew that they would be tremendous assets to Spartan Motors by allowing us to leverage our strengths in engineering and technology. We have historically been very good — and very profitable — at creating custom markets for previously commercial products, and feel there is tremendous untapped potential in the emergency vehicle market.

In fact, the EV Team offers Spartan Motors the greatest prospect for growth in our current product mix. The continued graying of America, the aging of the country's emergency rescue fleets and our ongoing commitment to homeland security initiatives mean demographics are strongly in our favor — and will be for years to come.

During 2006, we will work aggressively to improve operating efficiencies, gain new market share and improve distribution channels. We will leverage our strengths across our subsidiaries and learn from one another.

At Spartan Motors, we often remind one another that "Excellence always attracts." It attracts employees who want to be part of a winning team, suppliers who are eager to partner, customers who want to purchase truly exceptional products and investors who want to own shares of a prosperous business.

We thank you for your continued confidence in and support of Spartan Motors.



David R. Wilson
Chairman of the Board



John E. Sztykiel
Chief Executive Officer


36
22
2004
2005

Number of Motorhome Models on Spartan Chassis

3

motorhome brands who use our chassis exclusively



< SPARTAN CHASSIS >

110

dealers who sold our fire truck chassis

EVERYTHING'S RIDING ON IT

Spartan Chassis enjoyed its best year ever in 2005.

We broke many of our sales records. We added new customers — including a couple that now rely on us as their exclusive chassis supplier. We broadened our distribution network. We delivered more hours of training than ever before.

And we did it all profitably and reliably.

Fire truck chassis were the proverbial "engine" that drove much of this growth. We have invested significant time and resources into key relationships, from suppliers to OEMs to dealers to individual fire departments.

We also spent a lot of time listening to their concerns, last year establishing regional meetings with fire chiefs, dealer advisory councils and other key stakeholders throughout the country. We then translated the comments and concerns we heard into innovative, real-world solutions that can be customized to meet the individual needs of fire departments from urban environments like Chicago to more rural communities like our hometown of Charlotte, Michigan.

We're convinced our flexible design, innovative and reliable products coupled with dedicated and charismatic people helped drive the tremendous increase in orders we saw in 2005 — 36.5 percent greater than in 2004 and 63.4 percent more than where we were just three years ago.

Our customers are helping to spread the word. Our performance is drawing rave reviews in the fairly tight-knit emergency-rescue industry and has attracted a number of new first-time customers in 2005. Our goal in 2006 and beyond is certainly to make them repeat customers.

On the motorhome side of the business, our efforts to position Spartan Chassis as a strategic partner continued to pay off. We now supply 100 percent of the custom motorhome chassis for Newmar, Travel Supreme and the American Coach division of Fleetwood. Additionally, Tiffin — one of the top 10 motorhome manufacturers — is expanding its offerings on our chassis.

We now have 36 models riding on our custom chassis. This market-share growth is particularly gratifying as it came during a year when industry sales of Class A motorhomes fell more than 18 percent — and demonstrates that Spartan Chassis can grow market share even when the market is not growing.

A new and potentially exciting portion of our business is in the Cougar product line of military defense vehicles. We owe this unique opportunity to our chassis expertise — and to a longtime fire truck customer who moved to the defense industry and thought that Spartan Chassis would be a good fit for this difficult assignment.

We are partnering with Force Protection, Inc. to build these vehicles. Force Protection delivers an armored hull to us. Our associates attach the drive train and chassis components — including the suspension, axles, HVAC and electrical work — and integrate them into the hull. The result is a highly effective blast-protected vehicle that protects American servicemen

Spartan Chassis President Rich Schalter (left) and his team know that excellent people, products and processes allowed the company to post a record year


7.7
6.3
4.9
2003
2004
2005
11.6
10.5
9.1
2003
2004
2005
Motorhome Chassis Market Share *Fire Truck Chassis Market Share*

and women from improvised explosive devices during their tours of duty in Afghanistan and Iraq. We are extremely proud that our technology and our reputation allow us to be part of the national war on terror.

Without a doubt, 2005 was a great year for Spartan Chassis. But we do not intend to rest on these achievements. While the record results are good, they are already yesterday's news — and we know that you're looking to us to improve our performance in the quarters ahead.


806
559
526
485
386
2001
2002
2003
2004
2005
Fire Truck Chassis Orders

We are working to:

- Prepare for product changes necessitated by tougher 2007 emission standards
- Expand our service and educational offerings to all our customers
- Further strengthen relationships with all our customers to ensure that Spartan Chassis is their chassis of choice
- Demonstrate our capabilities in other markets to underscore our technology and reliability where the Spartan Chassis business model creates value

45

OEMs who bought our fire truck chassis

806

fire truck chassis orders — a Spartan Chassis record



percent of fire truck purchasers surveyed that also buy an ambulance

92


FOXBOROUGH
FIRE & RESCUE
AMBULANCE
RESCUE



< ROAD RESCUE >


12,254
3,015
2001
2005

Ambulance Services in the U.S.

DELIVERING THE ULTIMATE MACHINE

Road Rescue began 2005 with a new president and a simple plan: Get organized, get lean and get great ambulances out the door.

For much of the year, the management team went through every square foot of our new facility in South Carolina, utilizing the 5S process of lean manufacturing to organize both manufacturing and office operations. We got rid of waste, whether it was extra steps during the assembly process or cluttered work stations. We simplified and standardized instructions. We reviewed manufacturing processes, engaged associates throughout the plant and re-engineered product flow.

The results?

- More than 80 percent of the factory floor and 30 percent of the office was realigned
- Square footage in the fabrication and cabinet shops was reduced by 35 percent
- Total head count was reduced by 30 percent, primarily through attrition
- Vehicles now move through the plant in a continuous flow
- Delivery time dropped by 50 percent
- Quality and customer satisfaction improved

These outcomes are directly attributable to the extra emphasis placed on people as key drivers to refine both products and processes. The associates now on the plant floor have the proper training to be effective in their jobs. They are empowered to question and suggest better ways to do things.

A similar sense of cohesion is also evident in the front office. During the year, Randy Knors added key members to the management team, which is much more unified — and empowered to continue the process of getting lean.

Road Rescue's new concealed hinge and new door designs were well received in 2005. The industry admired the clean, seamless body appearance, improvements to the door's closing quality, the truly water-tight nature of the hinges and the enhanced structural integrity of the vehicle walls.

During 2005, we introduced the new Duramedic, our first mid-market, all-aluminum ambulance that is stronger, easier to clean and less susceptible to contaminants. And we also introduced a fire suppression unit that gives ambulances limited firefighting capabilities when they are first on the scene.

As we move into 2006, our eye is on the budget, and we are focused on reducing costs, improving margins and getting more vehicles out the door — without sacrificing quality. We have set aggressive labor efficiency rates per vehicle that will allow us to move into profitability in 2006.

Road Rescue's new all-aluminum ambulance Duramedic (right) is gaining market acceptance; the company produces custom ambulances (left) for communities across the country

54%

of all fire trucks in service are 15 years old or older

new orders— a Crimson Fire record

233




CRIMSON FIRE

< CRIMSON FIRE >

83

percent of all fire departments that do not have an aerial ladder or waterway

ABOVE AND BEYOND

Crimson Fire and Crimson Fire Aerials began 2005 with significant to-do lists.

Our team in South Dakota needed to streamline operations and reduce production time. Our team in Pennsylvania needed to ramp up our aerial platform project and watch costs. Both were tasked with introducing new products, expanding distribution channels and strengthening marketing initiatives.

We made significant progress with our South Dakota facility, particularly in the last half of the year. Reorganizing the assembly operations allowed us to streamline our body and assembly plants, freeing up 33 percent more manufacturing space in our body operation and increasing throughput by 50 percent in our assembly plant. We ended 2005 with a significant increase in efficiency — and a record backlog that requires us to continue our focus on streamlining production.

Our Pennsylvania facility introduced a new rear-mount, 100-foot platform truck with several unique features and benefits in the platform, which incorporates a patent-pending roller assembly, X-style outriggers and ladder-lift cradle. We also developed a variation of our 75-foot aerial. Smaller and more agile than our first aerial product, this 75-foot ladder will appeal to mid-sized fire departments that want an excellent aerial, but are working with costs constraints.

Our aerial line continues to gain respect in the marketplace. Four of America's largest cities placed orders for our new aerial products, and we had strong interest in our products during the 2006 FDIC show.

During 2005, we introduced the SE Series of fire truck bodies, another product specifically designed and priced for middle-market fire departments. These new vehicles complete the Crimson Fire brand, allowing us to offer a full line of pumpers, rescues, aerials, quick-attack and other fire trucks — a breadth of products that is particularly important to dealers.

Crimson Fire Aerials also invested in a dramatic new sales DVD during 2005. Our research shows that 72 percent of all fire trucks are purchased after a demo, yet demos are expensive and time-consuming. The new DVD provides a virtual demo, complete with detailed shots of the patent-pending features that distinguish us from our competition.

Building on the steady progress achieved during 2005, we plan to tackle several initiatives in the year ahead, which will enable us to be profitable in the second half of 2006:

- Reduce the time of our quote-to-contract-acceptance process by 25 percent.
- Promote our SE and E Series fire trucks. We feel that there is tremendous potential in the marketplace as departments across the country utilize federal Homeland Security dollars to replace trucks that have outlived their useful lives.
- Expand our aerial line with the introduction of a "simple stick," the RS Series. Since 83 percent of all fire departments do not have an aerial ladder or waterway device due to costs, we feel the time is right to market a "simple stick."
- Strengthen our distribution channels. By the time you read this annual report, we will have announced an agreement with Boise Mobile to add its line of wildfire interface vehicles to our dealer offerings. With more than 60,000 wildfires in 2005, wildfire vehicles are now one of the fastest-growing segments of this industry. Adding this product line to our distribution channels will help us attract higher-quality dealers.

From the factory floor to the office, our 2006 focus is on eliminating waste, improving efficiency, increasing throughput and contributing positively to the bottom line.

Some of America's largest cities added a Crimson Fire Aerial to their fleets in 2005


30
in 2006: celebrating our 30th anniversary of
great people, great products and great processes

THE SMI VISION:

Every day at Spartan Motors we strive to improve life for each and every one of our stakeholders — associates, suppliers, shareholders, original equipment manufacturers (OEMs), dealers, the communities where we operate and all the end-users of our products: motorhome owners, firefighters, emergency-rescue personnel and others.

We do so in a multitude of ways —innovative and high-performance products, a commitment to service, a focus on lean, a spirit of partnership and a drive to create shareholder value. We expect all stakeholders to believe their relationship with Spartan enhances their roads in life.

Spartan Chassis produces three primary product lines: (clockwise from right) custom fire cabs and chassis, custom Class A motorhome chassis and assembly work for the new Cougar military vehicle

The following financial statements have been condensed to make them more readable. A detailed financial evaluation may require more information than is included in this Summary Annual Report. More comprehensive financial information is provided in the Form 10-K, which is normally mailed with this Summary Annual Report. Additional copies are available on request.

Spartan Motors, Inc. and Subsidiaries

Financial Highlights

Year Ended December 31,

	2005	2004	2003	2002	2001
Sales	343.0	312.3	237.4	259.5	226.3
Cost of product sold	294.2	270.9	202.5	213.5	189.5
Gross profit	48.8	41.4	34.9	46.0	36.8
Gross profit margin	14.2%	13.3%	14.7%	17.7%	16.3%
Operating expenses	36.1	32.4	28.7	28.7	25.9
Depreciation and amortization	2.6	2.3	2.0	1.9	2.2
Operating income	12.7	9.0	6.2	17.3	10.9
Operating margin	3.7%	2.9%	2.6%	6.7%	4.8%
Net earnings	8.3	5.9	6.0	11.7	6.1
Net profit margin	2.4%	1.9%	2.5%	4.5%	2.7%
Diluted net earnings per share	0.65	0.46	0.49	0.97	0.58
Net cash provided by (used in) continuing operating activities	4.8	(0.7)	12.4	16.0	22.0
Return on equity[1] continuing operating activities	11.8%	9.1%	7.6%	24.5%	17.8%
Return on invested capital[2] continuing operating activities	10.4%	8.4%	8.0%	20.1%	19.1%

NOTE: All amounts are in millions of U.S. dollars except percentages and per share amounts.

[1] *The company defines return on equity as net earnings divided by average shareholders' equity.*

[2] *The company defines return on invested capital as operating income, less taxes, divided by total shareholders' equity.*

Consolidated Statements of Income

Year Ended December 31,

	2005	2004	2003
Sales	$ 343,006,608	$ 312,270,384	$ 237,371,906
Cost of sales	294,231,467	270,891,827	202,523,597
Gross profit	48,775,141	41,378,557	34,848,309
Operating expenses:			
Research and development	9,431,394	7,943,487	7,069,784
Selling, general and administrative	26,693,005	24,450,503	21,604,659
Operating income	12,650,742	8,984,567	6,173,866
Other income (expense):			
Interest expense	(140,698)	(366,183)	(330,346)
Interest and other income	822,801	551,063	267,783
Miscellaneous, net	36,000	24,277	(366,756)
Earnings from continuing operations before taxes on income	13,368,845	9,193,724	5,744,547
Taxes on income	5,077,000	3,312,000	1,304,500
Net earnings from continuing operations	8,291,845	5,881,724	4,440,047
Discontinued operations:			
Gain on disposal of Carpenter (including applicable income tax benefit of $1,668,000 in 2003)	—	—	1,609,068
Net earnings	$ 8,291,845	$ 5,881,724	$ 6,049,115
Basic net earnings per share:			
Net earnings from continuing operations	$ 0.66	$ 0.48	$ 0.37
Gain from discontinued operations:			
Gain on disposal of Carpenter	—	—	0.13
Basic net earnings per share	$ 0.66	$ 0.48	$ 0.50
Diluted net earnings per share:			
Net earnings from continuing operations	$ 0.65	$ 0.46	$ 0.36
Gain from discontinued operations:			
Gain on disposal of Carpenter	—	—	0.13
Diluted net earnings per share	$ 0.65	$ 0.46	$ 0.49
Basic weighted average common shares outstanding	12,557,000	12,351,000	12,123,000
Diluted weighted average common shares outstanding	12,808,000	12,743,000	12,434,000

Consolidated Balance Sheets

As of December 31,

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 9,702,059	$ 10,463,454
Marketable securities	1,988,120	1,506,570
Accounts receivable, less allowance for doubtful accounts of $202,000 in 2005 and $400,000 in 2004	37,016,549	32,358,950
Inventories	44,265,389	32,441,712
Deferred tax assets	3,745,396	2,939,456
Taxes receivable	989,896	1,956,535
Other current assets	1,948,796	1,548,806
Total current assets	99,656,205	83,215,483
Property, plant and equipment, net	18,478,110	18,238,884
Goodwill, net	4,543,422	4,543,422
Deferred tax assets	—	870,000
Other assets	530,533	44,921
Total assets	$ 123,208,270	$ 106,912,710
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 20,745,549	$ 19,247,899
Accrued warranty	4,502,772	3,670,761
Accrued compensation and related taxes	4,241,293	3,264,737
Accrued vacation	1,188,692	1,087,414
Deposits from customers	13,640,197	8,588,134
Other current liabilities and accrued expenses	4,608,617	3,397,389
Current portion of long-term debt	52,831	5,713
Total current liabilities	48,979,951	39,262,047
Long-term debt, less current portion	1,317,003	139,545
Deferred tax liabilities	309,000	—
Shareholders' equity:		
Preferred stock, no par value; 2,000,000 shares authorized (none issued)	—	—
Common stock, $.01 par value; 23,900,000 shares authorized; issued 12,636,658 shares and 12,532,909 shares as of December 31, 2005 and December 31, 2004, respectively	126,367	125,329
Additional paid-in capital	37,885,813	36,210,602
Retained earnings	35,447,985	31,182,253
Unearned compensation	(845,969)	—
Accumulated other comprehensive loss	(11,880)	(7,066)
Total shareholders' equity	72,602,316	67,511,118
Total liabilities and shareholders' equity	$ 123,208,270	$ 106,912,710

Consolidated Statements of Cash Flow

Year Ended December 31,

	2005	2004	2003
Cash flow from operating activities:			
Net earnings from continuing operations	$ 8,291,845	$ 5,831,724	$ 4,440,047
Adjustments to reconcile net earnings from continuing operations to net cash provide by (used in) operating activities			
Depreciation	2,646,990	2,309,569	2,022,583
Loss on disposal of assets	21,524	76,527	494,400
Tax benefit from stock options exercised	118,000	588,000	384,000
Deferred taxes (credit)	373,060	1,134,391	(178,522)
Amortization of unearned compensation	76,906	—	—
Decrease (increase) in operating assets:			
Accounts receivable	(4,657,599)	(12,754,892)	9,219,127
Inventories	(11,823,677)	(5,853,647)	(1,382,615)
Taxes receivable	966,639	(998,656)	(957,879)
Other assets	(885,602)	(113,639)	(49,333)
Increase (decrease) in operating liabilities:			
Accounts payable	1,497,650	4,181,358	(873,323)
Accrued warranty	832,011	1,132,557	(230,185)
Taxes on income	—	—	(1,412,210)
Accrued compensation and related taxes	976,556	518,620	(1,485,896)
Accrued vacation	101,278	66,977	(196,750)
Deposits from customers	5,052,063	1,791,185	2,698,738
Other current liabilities and accrued expenses	1,211,228	1,303,747	(107,831)
Total adjustments	(3,492,973)	(6,617,903)	7,944,304
Net cash provided by (used in) continuing operating activities	4,798,872	(736,179)	12,384,351
Net cash provided by (used in) discontinued operating activities	—	—	1,907,664
Net cash provided by (used in) operating activities	4,798,872	(736,179)	14,292,015
Cash flow from investing activities:			
Purchase of property, plant and equipment	(2,932,092)	(5,862,739)	(2,151,612)
Proceeds from sale of property, plant and equipment	50,002	21,724	6,100
Purchase of investments	(2,000,000)	(4,313,636)	—
Proceeds from sale of investments	1,487,986	2,800,000	—
Net cash used in investing activities	(3,394,104)	(7,354,651)	(2,145,512)
Cash flow from financing activities:			
Proceeds from long-term debt	1,250,000	150,000	—
Payments on long-term debt	(25,424)	(4,742)	—
Net proceeds from exercise of stock options	926,374	3,613,005	1,219,874
Purchase of treasury stock	(1,050,235)	(947,852)	(498,146)
Payment of dividends	(3,266,878)	(2,736,897)	(2,469,100)
Net cash provided by (used in) financing activities	(2,166,163)	73,514	(1,747,372)
Net increase (decrease) in cash and cash equivalents	(761,395)	(8,017,316)	10,399,131
Cash and cash equivalents at beginning of year	10,463,454	18,480,770	8,081,639
Cash and cash equivalents at end of year	$ 9,702,059	$ 10,463,454	$ 18,480,770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________


SEC MAIL
RECEIVED
MAY 0 3 2006
WASH., D.C.
PROCESSING
213
SECTION

Commission File Number 000-13611

SPARTAN MOTORS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Michigan (State or Other Jurisdiction of Incorporation or Organization)	**38-2078923** (I.R.S. Employer Identification No.)
1165 Reynolds Road **Charlotte, Michigan** (Address of Principal Executive Offices)	**48813** (Zip Code)

Registrant's Telephone Number, Including Area Code: **(517) 543-6400**

Securities registered pursuant to Section 12(b) of the Securities Exchange Act: None

Securities registered pursuant to Section 12(g) of the Securities Exchange Act:
Common Stock, $.01 Par Value
(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___ No _X_

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ___ No _X_

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ___ Accelerated Filer _X_ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).

Yes ___ No _X_

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant, based on the last sales price of such stock on The NASDAQ Stock Market on June 30, 2005, the last business day of the registrant's most recently completed second fiscal quarter: $123,924,347.

The number of shares outstanding of the registrant's Common Stock, $.01 par value, as of February 20, 2006: 12,650,781 shares

Documents Incorporated by Reference

Portions of the definitive proxy statement for the registrant's May 24, 2006 annual meeting of shareholders, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2005, are incorporated by reference in Part III.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains statements that are not historical facts. These statements are called "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve important known and unknown risks, uncertainties and other factors and can be identified by phrases using "estimate," "anticipate," "believe," "project," "expect," "intend," "predict," "potential," "future," "may," "will," "should" and similar expressions or words. Our future results, performance or achievements may differ materially from the results, performance or achievements discussed in the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Risk Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements.

Risk Factors include, but are not limited to, the risk factors listed and more fully described in Item 1A, "Risk Factors", as well as risk factors that we have discussed in previous public reports and other documents filed with the Securities and Exchange Commission. This list provides examples of factors that could affect the results described by forward-looking statements contained in this Form 10-K. However, this list is not intended to be exhaustive; many other factors could impact our business and it is impossible to predict with any accuracy which factors could result in negative impacts. Other Risk Factors exist, and new Risk Factors emerge from time to time that may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, although we believe that the forward-looking statements contained in this Form 10-K are reasonable, we cannot provide you with any guarantee that the anticipated results will be achieved. All forward-looking statements in this Form 10-K are expressly qualified in their entirety by the cautionary statements contained in this section and investors should not place undue reliance on forward-looking statements as a prediction of actual results. The Company undertakes no obligation to update or revise any forward-looking statements to reflect developments or information obtained after the date of this letter.

PART I

Item 1. Business.

General

Spartan Motors, Inc. (the "Company") was organized as a Michigan corporation on September 18, 1975, and is headquartered in Charlotte, Michigan. The Company began development of its first product that same year and shipped its first fire truck chassis in October 1975.

The Company is known as a world leading, niche market engineer and manufacturer in the heavy duty, custom vehicles marketplace. During 2005, the Company had four wholly owned subsidiaries: Spartan Motors Chassis, Inc., located at the corporate headquarters in Charlotte, Michigan ("Spartan Chassis"); Crimson Fire, Inc., headquartered in Brandon, South Dakota with a service facility in Talladega, Alabama ("Crimson"); Crimson Fire Aerials, Inc., located in Lancaster, Pennsylvania ("Crimson Aerials"); and Road Rescue, Inc., located in Marion, South Carolina ("Road Rescue").

Spartan Chassis is a leading designer, engineer and manufacturer of custom heavy-duty chassis. The chassis consist of a frame assembly, engine, transmission, electrical system, running gear (wheels, tires, axles, suspension and brakes) and, for fire trucks and some specialty chassis applications, a cab. Chassis customers are original equipment manufacturers ("OEMs") who complete their heavy-duty vehicle product by mounting the body or apparatus on the Company's chassis. Crimson and Road Rescue engineer and manufacture emergency vehicles built on chassis platforms purchased from either Spartan Chassis or outside sources. Crimson Aerials engineers and manufactures aerial ladder components for fire trucks.

The Company's business strategy is to further diversify product lines and develop innovative design, engineering and manufacturing expertise in order to be the best value producer of custom vehicle products in both the national and international marketplace. Spartan Chassis sells its custom chassis to three principal markets: fire truck, motorhome and specialty vehicles. Spartan Chassis focuses on certain custom niches within its three principal markets and believes that opportunities for growth remain strong for custom-built chassis and vehicles in each market.

The Company is an innovative team focused on building lasting relationships with its customers. This is accomplished by striving to deliver premium custom vehicles and services that inspire customer enthusiasm. The Company believes that it can best carry out its long-term business plan and obtain optimal financial flexibility by using a combination of borrowings under the Company's credit facilities, as well as internally or externally generated equity capital, as sources of expansion capital.

The Company recognizes that annual unit sales of motorhome chassis have been substantially greater than that of the Company's other two principal chassis markets. Thus, in the past few years, management has placed special emphasis on further market penetration in the fire truck market and diversification into the specialty chassis market.

In January 1997, the Company acquired a 33 1/3% interest in Carpenter Industries, Inc. ("Carpenter"), a manufacturer of school bus bodies, headquartered in Richmond, Indiana. The Company increased its ownership twice, to 49.9% in October of 1998 and then to 57.6% in November of 1999. On September 28, 2000, the Company's Board of Directors voted to cease funding of Carpenter. The Board of Directors of Carpenter then passed a resolution on September 29, 2000 to begin the wind-down and orderly liquidation of Carpenter. As a result, beginning in the third quarter of 2000, this separate segment of the Company's business has been reported as a discontinued operation. The liquidation of Carpenter was substantially completed in the fourth quarter of 2001.

The Company's Segments

The Company is organized into two operating segments, the Chassis Group and the Emergency Vehicle Team ("EVTeam"). For certain financial information related to each segment, see Note 13, *Business Segments*, of the Notes to Consolidated Financial Statements appearing in Item 8 of this Form 10-K.

Chassis Group

The Chassis Group consists of Spartan Chassis. Sales by the Chassis Group made up 85.8%, 87.7% and 83.3% of the Company's consolidated sales for the years ended December 31, 2005, 2004 and 2003, respectively. Approximately ninety-eight percent of the components used by the Chassis Group to manufacture its products are commercially available products purchased from outside suppliers. This strategy allows the Chassis Group, and its OEM customers and end-users, to service finished products with ease, control production costs and expedite the development of new products. The Chassis Group manufactures chassis only upon receipt of confirmed purchase orders; thus, it does not have significant amounts of completed product inventory. The Chassis Group markets its products throughout the U.S. and Canada.

The Chassis Group has extensive engineering experience in creating chassis for vehicles that perform specialized tasks. The Chassis Group engineers, manufactures and markets chassis for fire trucks, motorhomes and specialty applications such as trolleys, utility trucks and crash-rescue vehicles. As a specialized chassis producer, the Chassis Group believes that it holds a unique position for continued growth due to its engineering reaction time, manufacturing expertise and flexibility. This allows the Chassis Group to profitably manufacture custom chassis with a specialized design that will serve customer needs more efficiently and economically than a standard, commercially-produced chassis. The Chassis Group employed approximately 550 associates in Charlotte, Michigan as of February 20, 2006, of which approximately 520 were full-time.

Fire Truck Chassis

The Chassis Group custom manufactures fire truck chassis and cabs in response to exact customer specifications. These specifications vary based on such factors as application, terrain, street configuration and the nature of the community, state or country in which the fire truck will be utilized.

The Chassis Group strives to develop innovative engineering solutions to meet customer requirements, and designs new products anticipating the future needs of the marketplace. The Chassis Group monitors the availability of new technology and works closely with its component manufacturers to apply new technology to its products. Over the past few years, there have been several examples of such innovations.

The Chassis Group helped to introduce to the fire truck market vehicle systems and components that incrementally improve the level of safety for all vehicle occupants. The Chassis Group was the first to introduce roll stability control, which helps maintain vehicle stability and aids in reducing vehicle rollovers. Other safety systems include side roll protection, a side air bag and seat pretension system; the seatbelt sensor system that indicates unbuckled seatbelts, and the all-belts-to-seat system with shock-absorbent seats and prominent red-colored seatbelts. The cab is constructed with 4-inch I-beam roof supports that surpass certified independent third party ECE-R29 static load tests. The Chassis Group was also one of the first to introduce Independent Front Suspension on fire truck chassis, and adapted multiple systems to meet the breadth of emergency rescue vehicle applications. The newest safety vehicle application, the 4x4 feature, enables a lower center of gravity, improving vehicle control, balance and maneuverability. The 4x4 option is available on the complete fire truck vehicle line up. The Chassis Group offers a specialized Low-Profile 4x4 vehicle with lower, wider steps, and taller, wider doors, which serve to facilitate quick entry and egress, especially convenient for fire fighters who are weighed down in full gear.

Motorhome Chassis

The Chassis Group custom manufactures chassis to the individual specifications of its motorhome chassis OEM customers. These specifications vary based on specific interior and exterior design specifications, power requirements, horsepower and electrical needs of the motorhome bodies to be attached to the Spartan chassis. The Chassis Group's motorhome chassis are separated into four major product series: (1) the "NVS" series chassis; (2) the "Mountain Master" series chassis; (3) the "K-2" series chassis; and (4) the "K3" series chassis. These motorhome chassis are generally distinguished by differences in allowable vehicle weight, length, gross vehicle weight, engines, options and price. The Chassis Group designs and engineers modifications to these four basic product groups to meet customer requirements and adapt the chassis to each OEM's specific manufacturing process. The Chassis Group continually seeks to develop innovative engineering solutions to customer requirements and strives to anticipate future market needs and trends by working closely with the OEMs and listening to the end users.

In 2000, the Chassis Group developed a new motorhome chassis, the Me2, which is a mid-engine chassis featuring a rear-lift deck. This revolutionary design provides the OEM a significant opportunity in floor plan flexibility and provides enhanced ride and handling for the driver. The rear-lift deck, or traveling garage, provides extra storage space for bicycles, ATVs, canoes and other "toys" that complement the RV lifestyle. The innovative mid-engine design is now available on the entry-level diesel motorhome chassis.

Specialty Vehicle Chassis

The Chassis Group continues to develop specialized chassis and actively seeks additional applications of its existing products and technology in the specialty vehicle market. During 2005 the Company obtained a contract for the manufacture of specialized chassis for the Cougar armored vehicle for use by the United States armed forces. The Company believes that this specialty product group continues to have strong sales growth potential in the world marketplace. With its experience in manufacturing chassis for cement mixers, trolleys, utility trucks, crash and rescue vehicles and other specialty uses, the Company believes it is well positioned to continue to take advantage of opportunities in this market.

EVTeam

The Company's EVTeam consists of its three wholly owned subsidiaries, Crimson, Crimson Aerials and Road Rescue. Crimson and Road Rescue engineer and manufacture emergency vehicles built on chassis platforms purchased from either the Chassis Group or outside sources. Crimson Aerials engineers and manufactures aerial ladder components for fire trucks. The EVTeam members manufacture products only upon receipt of confirmed purchase orders; thus they do not have significant amounts of completed product inventory. The EVTeam employed approximately 350 associates as of February 20, 2006.

Crimson Fire, Inc.

Crimson engineers, manufactures and markets its custom and commercial fire apparatus products through a network of dealers throughout North America. Crimson's product lines include pumper and aerial fire apparatus, heavy- and light-duty rescue units, tankers and quick attack units. Created by the merger on January 1, 2003 of two of the Company's wholly owned subsidiaries - Luverne Fire Apparatus, Ltd. and Quality Manufacturing, Inc. (two of the industry's oldest brands) - the new Crimson Fire brand builds on more than 130 years of heritage. Crimson is recognized in the industry for its innovative design and engineering. Crimson's signature features - such as Tubular Stainless Steel body structure, Vibra-Torq™ mounting system, exclusive Trix-Max™ body frame and Smart Access pump panels - are designed to offer the safety, reliability and durability that firefighters need to get the job done again and again. As part of Crimson's growth initiative, expanding the Company's product offerings to include an aerial component line, through Crimson Aerials, was imperative to strengthening the sales ability of its existing dealers and for attracting new dealers. As of February 20, 2006 Crimson employed approximately 160 associates at its headquarters in Brandon, South Dakota and a service facility in Talladega, Alabama.

Crimson Fire Aerials, Inc.

Crimson Aerials engineers, manufactures and markets aerial ladder components for fire trucks at its headquarters in Lancaster, Pennsylvania and employed approximately 30 associates as of February 20, 2006. The Company began operations in the later half of 2003 and has developed a full line of aerial components. Crimson Aerials introduced its first models in 2004 and is poised to produce the next generation of aerial devices in terms of technology, operation and service. Crimson Aerials currently sells its products to only Crimson Fire, Inc.

Road Rescue, Inc.

Road Rescue engineers, manufactures and markets a complete line of premium, custom advanced-care ambulances and rescue vehicles at its headquarters in Marion, South Carolina. At the start of 2003, Road Rescue also had operations in St. Paul, Minnesota, but that facility was closed prior to the end of 2003 and the operations were consolidated to the Marion, South Carolina facility. Road Rescue is a market leader in the design and manufacturing of Type I and Type III high-performance, modular ambulances that fit all emergency transport requirements and offer the latest in technology. These vehicles are built with safety, performance and ease-of-maintenance in mind. Vehicles such as the UltraMedic Type III offer a glimpse at the ambulance of the future - complete with smart displays, smart glass and a variety of other high-tech features. Road Rescue markets its products through a dealer network throughout the United States and Canada. Road Rescue employed approximately 160 associates as of February 20, 2006.

Marketing

The Chassis Group markets its custom manufactured chassis throughout the U.S. and Canada, primarily through the direct contact of its sales department with OEMs, dealers and end-users. The EVTeam maintains dealer organizations that establish close working relationships through their sales departments with end-users. These personal contacts focus on the quality of the group's custom products and allow the Company to keep customers updated on new and improved product lines and end-users' needs.

In 2005, representatives from the Company attended trade shows, rallies and expositions throughout North America to promote its products. Trade shows provide the opportunity to display products and to meet directly with OEMs who purchase chassis, dealers who sell finished vehicles and consumers who buy the finished products. Participation in these events also allows the Company to better identify what customers and end-users are looking for in the future. The Company uses these events to create a competitive advantage by relaying this information back to its research and development engineering groups for future development purposes.

The Company's sales and marketing team is responsible for marketing its manufactured goods and producing product literature. The sales group consists of 25 salespeople based in Company locations in Charlotte, Michigan;

Brandon, South Dakota; Marion, South Carolina; Talladega, Alabama; and Lancaster, Pennsylvania; and 15 additional salespeople located throughout North America.

Competition

The principal methods of building competitive advantages utilized by the Company include shorter engineering reaction time, custom design capability, higher product quality, superior customer service and faster speed of delivery. The Company competes with companies that manufacture chassis for similar markets, including some divisions of large diversified organizations that have total sales and financial resources exceeding those of the Company. Certain competitors are vertically integrated and manufacture their own commercial chassis and/or apparatuses, although they generally do not sell their chassis to outside customers (other OEMs). The Company's direct competitors in the specialty chassis and emergency vehicle apparatus markets are principally smaller manufacturers.

Because of the lack of reliable published statistics, the Company is unable to state with certainty its position in its markets compared to its competitors. The emergency vehicle market and, to a lesser degree, the custom chassis market are fragmented. The Company believes that no one company has a dominant position in either market.

Manufacturing

The Chassis Group has four principal assembly facilities in Charlotte, Michigan for its custom chassis products. Due to the custom nature of its business, the Company's chassis cannot be manufactured efficiently on automated assembly lines. Generally, the Chassis Group designs, engineers and assembles its specialized heavy-duty truck chassis using commercially available components purchased from outside suppliers rather than producing components internally. This approach facilitates prompt serviceability of finished products, reduces production costs, expedites the development of new products and reduces the potential of costly down time for the end-user.

The EVTeam products are manufactured and assembled in each of the subsidiaries' respective manufacturing facilities, represented by four plants in total. The chassis for the products are purchased from the Chassis Group and from outside commercially produced chassis manufacturers. The EVTeam facilities do not use fully automated assembly lines since each vehicle is manufactured to meet specifications of an end-user customized order. The chassis is rolled down the assembly line as other components are added and connected. The body is manufactured at the facility with components such as pumps, tanks, aerial ladders and electrical control units purchased from outside suppliers.

As the Company's orders have continued to increase, it has experienced an increased need for manufacturing facilities. Certain of its current assembly facilities are operating at levels close to their maximums. The Company has the opportunity to expand its assembly facilities, as its locations have land available for this purpose. In February 2006, the Company's Board of Directors approved the renovation and expansion of one of its manufacturing facilities in Charlotte, Michigan. When complete, this new space will provide the company with an opportunity to increase its chassis production.

Suppliers

The Company is dedicated to establishing long-term and mutually beneficial relationships with its suppliers. Through these relationships, the Company benefits from new innovations, higher quality, reduced lead times, smoother/faster manufacturing ramp-up of new vehicle introductions and lower total costs of doing business. The combined buying power of the Company's subsidiaries and a corporate supply management initiative allow the Company to benefit from economies of scale and to focus on a common vision.

Components for the Company's products are generally available from a number of suppliers. The Company maintains an extensive qualification, on-site inspection, assistance, and performance measurement system to control risks associated with reliance on suppliers. The Company has not experienced any significant shortages of raw materials and normally does not carry inventories of such raw materials in excess of those reasonably required to meet production and shipping schedules. In December of 2003, the U.S. government repealed certain trade protective measures that had been in place with respect to steel. During 2005, Spartan Motors, Inc. continued to experience steel surcharge costs. These costs, however, are passed onto the Company's customers whenever possible. The Company continues to purchase steel under a sales agreement as appropriate to help to mitigate the risk of supply and cost issues. However, there can be no assurance that there will be no steel cost or supply issues over the long-term.

Research and Development

The Company's success depends on its ability to respond quickly to changing market demands and new regulatory requirements. Thus, it emphasizes research and development and commits significant resources to develop and adapt new products and production techniques. The Company devotes a portion of its facilities to research and development projects and focuses on implementing the latest technology from component manufacturers into existing products and manufacturing prototypes of new product lines. The company spent $9.4 million, $7.9 million and $7.1 million on research and development in 2005, 2004 and 2003, respectively.

Product Warranties

The Company's subsidiaries all provide limited warranties against assembly/construction defects. These warranties generally provide for the replacement or repair of defective parts or workmanship for a specified period following the date of sale. The end-users also may receive limited warranties from suppliers of components that are incorporated into the Company's chassis and vehicles. For more information concerning the Company's product warranties, see Note 11, *Commitments and Contingent Liabilities*, of the Notes to Consolidated Financial Statements appearing in this Form 10-K.

Patents, Trademarks and Licenses

The Company has five United States patents which include rights to the design and structure of chassis and certain peripheral equipment and has two pending patent applications. The existing patents will expire on various dates from 2006 through 2022 and all are subject to payments of required maintenance fees. The Company also owns one United States copyright registration, one United States trademark registration, and two United States service mark registrations, as well as one trademark registration in each of Mexico, New Zealand, Peru and Papua New Guinea. The trademark and service mark registrations are generally renewable under applicable laws, subject to payment of required fees and the filing of affidavits of use.

The Company believes its products are identified by the Company's trademarks and that its trademarks are valuable assets to both of its business segments. The Company is not aware of any infringing uses or any prior claims of ownership of its trademarks that could materially affect its business. It is the policy of the Company to pursue registration of its primary marks whenever possible and to vigorously defend its patents, trademarks and other proprietary marks against infringement or other threats to the greatest extent practicable under applicable laws.

Environmental Matters

Compliance with federal, state and local environmental laws and regulations has not had, nor is it expected to have, a material effect on the Company's capital expenditures, earnings or competitive position.

Associates

The Company and its subsidiaries employed approximately 920 associates as of February 20, 2006, of which approximately 890 are full-time. Management presently considers its relations with associates to be positive.

Customer Base

In 2005, the Company's customer base included two major customers, both of which were customers of the Chassis Group. Sales in 2005 to Newmar Corp. ("Newmar") were $83.4 million and sales to Fleetwood Motor Homes of Indiana, Inc. ("Fleetwood") were $75.5 million. These numbers compare to 2004 sales of $92.1 million to Newmar, and $68.6 million to Fleetwood. 2003 sales included sales of $62.1 million to Newmar, $25.8 million to Fleetwood and $26.3 million to a third major customer. Sales to customers classified as major amounted to 46.3%, 51.5% and 48.1% of total revenues in 2005, 2004 and 2003, respectively.

In March of 2005, the Company announced that Fleetwood was not renewing its agreement with the Company for the Company to supply entry-level chassis for Fleetwood's 2006 model-year products, which resulted in the loss of certain business beginning in the third quarter of 2005. Sales of these entry-level chassis represented approximately 5.8% and 10.7% of the Company's consolidated net sales in 2005 and 2004, respectively. Although the loss of a major customer such as Newmar or Fleetwood could have a material adverse effect on the Chassis Group and its future operating results, the Company believes that it has developed strong relationships with its customers.

Sales made to external customers outside the United States were $6.9 million, $5.2 million and $2.7 million for the years ended December 31, 2005, 2004 and 2003, respectively, or 2.0%, 1.7% and 1.1%, respectively, of sales for those years. All of the Company's long-lived assets are located in the United States.

Backlog Orders

At December 31, 2005, the Company had backlog orders for the Chassis Group of approximately $96.9 million, compared with a backlog of $61.6 million at December 31, 2004. At December 31, 2005, the Company had backlog orders for the EVTeam of $70.9 million, compared with a backlog of $56.0 million at December 31, 2004. The Company expects to fill all of the backlog orders at December 31, 2005 during 2006.

Although the backlog of unfilled orders is one of many indicators of market demand, several factors, such as changes in production rates, available capacity, new product introductions and competitive pricing actions, may affect actual sales. Accordingly, a comparison of backlog from period to period is not necessarily indicative of eventual actual shipments.

Available Information

The address of the Company's web site is www.spartanmotors.com. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports (and amendments thereto) filed or furnished pursuant to Section 13(a) of the Securities Exchange Act are available on its web site as soon as reasonably practicable after the Company electronically files or furnishes such materials with the Securities and Exchange Commission. In addition, paper copies of these materials are available without charge upon written request to James W. Knapp, Spartan Motors, Inc., 1165 Reynolds Road, Charlotte, Michigan 48813.

Item 1A. Risk Factors.

Any negative change in the Company's relationship with its major customers could have significant negative effects on revenues and profits.

The Company's financial success is directly related to the willingness of its customers to continue to purchase its products. Failure to fill customers' orders in a timely manner could harm the Company's relationships with its customers. Furthermore, if either of the Company's major customers experience a significant downturn in its business, or fails to remain committed to the Company's products or brands, then these customers may reduce or discontinue purchases from the Company, which could have an adverse effect on the Company's business, results of operations and financial condition. The Company has two customers that accounted for 46.3% of its total annual sales in 2005 – any negative change in the Company's relationship with either of them or the orders placed by either of them could significantly affect the Company's revenues and profits.

Fuel shortages, or higher prices for fuel, could have a negative effect on sales.

Gasoline or diesel fuel is required for the operation of motorhomes, fire trucks, aerial ladders and ambulances. Particularly in view of increased international tensions and increased global demand for oil, there can be no assurance that the supply of these petroleum products will continue uninterrupted, that rationing will not be imposed or that the price of or tax on these petroleum products will not significantly increase in the future. Increases in gasoline and diesel prices and speculation about potential fuel shortages have had an unfavorable effect on consumer demand for motorhomes from time to time in the past, which then had a material adverse effect on sales volume, and may do so in the future. Increases in the price of oil also can result in significant increases in the price of many of the components in our products, which may have a negative impact on margins or sales volumes.

When we introduce new products we may incur expenses that we did not anticipate, such as recall expenses, resulting in reduced earnings.

The introduction of new products is critical to our future success. We have additional costs when we introduce new products, such as initial labor or purchasing inefficiencies, but we may also incur unexpected expenses. For example, we may experience unexpected engineering or design flaws that will force a recall of a new product. In addition, we may make business decisions that include offering incentives to stimulate the sales of products not adequately accepted by the market, or to stimulate sales of older or obsolete products. The costs resulting from these types of problems could be substantial and have a significant adverse effect on our earnings.

If there is a rise in the frequency and size of product liability, warranty and other claims against us, including wrongful death claims, our business, results of operations and financial condition may be harmed.

We are frequently subject, in the ordinary course of business, to litigation involving products liability and other claims, including wrongful death claims, against us related to personal injury and warranties. We partially self-insure our product liability claims and purchase excess product liability insurance in the commercial insurance market. We cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. Any increase in the frequency and size of these claims, as compared to our experience in prior years, may cause the premiums that we are required to pay for such insurance to rise significantly. It may also increase the amounts we pay in punitive damages, which may not be covered by our insurance.

Increased costs, including costs of component parts and labor costs, potentially impacted by changes in labor rates and practices, could reduce our operating income.

Our results of operations may be significantly affected by the availability and pricing of manufacturing components and labor, as well as changes in labor rates and practices. Increases in raw materials used in our products could affect the cost of our supply materials and components too, as the rising steel and aluminum prices have impacted the cost of certain of the Company's manufacturing components. Although we attempt to mitigate the effect of any escalation in components and labor costs by negotiating with current or new suppliers and by increasing productivity or, where necessary, by increasing the sales prices of our products, we cannot be certain that we will be able to do so without it having an adverse impact on the competitiveness of our products and, therefore, our sales volume. If we cannot successfully offset increases in our manufacturing costs, this could have a material adverse impact on our margins, operating income and cash flows. Our profit margins may decrease if prices of purchased component parts or labor rates increase and we are unable to pass on those increases to our customers. Even if we were able to offset higher manufacturing costs by increasing the sales prices of our products, the realization of any such increases often lags behind the rise in manufacturing costs, especially in our operations, due in part to our commitment to give our customers and dealers price protection with respect to previously placed customer orders.

We depend on a small group of suppliers for some of our components, and the loss of any of these suppliers could affect our ability to obtain components at competitive prices, which would decrease our sales or earnings.

Most chassis, fire truck, aerial ladder and ambulance commodity components are readily available from a variety of sources. However, a few proprietary or specialty components are produced by a small group of quality suppliers that have the capacity to support our requirements. Changes in our relationships with these suppliers, shortages, production delays or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to timely manufacture our products and secure sales. If we cannot obtain an adequate chassis supply, this could result in a decrease in our sales and earnings.

Amendments of the regulations governing our businesses could have a material impact on our operations.

Our manufactured products are subject to extensive federal and state regulations. Amendments to any of these regulations and the implementation of new regulations could significantly increase the costs of manufacturing, purchasing, operating or selling our products and could have a material adverse effect on our results of operations.

Our failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of sales or production, or cessation of operations. In addition, a major product recall could have a material adverse effect on our results of operations.

Certain U.S. tax laws currently afford favorable tax treatment for the purchase and sale of recreational vehicles that are used as the equivalent of second homes. These laws and regulations have historically been amended frequently, and it is likely that further amendments and additional regulations will be applicable to us and our products in the future. Amendments to these laws and regulations and the implementation of new regulations could have a material adverse effect on our results of operations.

Our operations are subject to a variety of Federal and state environmental regulations relating to noise pollution and the use, generation, storage, treatment, emission and disposal of hazardous materials and wastes. Although we believe that we are currently in material compliance with applicable environmental regulations, our failure to comply with present or future regulations could result in fines, potential civil and criminal liability, suspension of production or operations, alterations to the manufacturing process, costly cleanup or capital expenditures. For example, laws mandating greater fuel efficiency and the heightened emission standards that take effect in 2007 could increase our research and development costs, increase the cost of components necessary for production and lead to the temporary unavailability of engines.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have an adverse effect on our business and stock price.

Section 404 of the Sarbanes-Oxley Act requires us to evaluate annually the effectiveness of our internal controls over financial reporting as of the end of each fiscal year and to include a management report assessing the effectiveness of our internal controls over financial reporting in our annual report on Form 10-K. Section 404 also requires our independent registered public accounting firm to attest to, and report on, management's assessment of our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we cannot assure you that we will be able to conclude in the future that we have effective internal controls over financial reporting in accordance with Section 404. If we fail to maintain a system of effective internal controls, it could have an adverse effect on our business and stock price.

Businesses are cyclical and this can lead to fluctuations in operating results.

The industries in which we operate are highly cyclical and there can be substantial fluctuations in our manufacturing shipments and operating results, and the results for any prior period may not be indicative of results for any future period. Companies within these industries are subject to volatility in operating results due to external factors such as economic, demographic and political changes. Factors affecting the manufacture of chassis, fire trucks, aerial ladders and ambulances include:

- interest rates and the availability of financing;
- commodity prices;
- unemployment trends;
- international tensions and hostilities;
- general economic conditions;
- overall consumer confidence and the level of discretionary consumer spending;
- dealers' and manufacturers' inventory levels; and
- fuel availability and prices.

General economic conditions.

The effect of new or amended laws or regulations on the Company, our industry or the economy as a whole: such laws and regulations could cause an industry-wide market decline or affect the Company due to our inability to compete with other companies that are unaffected by these laws, regulations or policies.

Concerns regarding acts of terrorism, the war in Iraq and subsequent events have created significant global economic and political uncertainties that may have material and adverse effects on consumer demand (particularly the motorhome market), shipping and transportation and the availability of manufacturing components.

Changes in economic conditions, including changes in interest rates, financial market performance and industry-specific factors could impact the economy in general, resulting in a downward trend that impacts not only our business, but all companies with which we compete; or, the changes could impact only those parts of the economy upon which we rely in a unique fashion, including, for example, the introduction of trade barriers that impact our attempts to expand in North America.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The following table sets forth information concerning the properties owned or leased by the Company. The Company believes that its facilities are suitable for their intended purposes and adequate to meet its requirements for the foreseeable future.

Used By	Location	Use	Owned/ Leased	Square Footage
Spartan Motors, Inc., Spartan Motors Chassis, Inc.	Plant I - 1000 Reynolds Road Charlotte, Michigan	Manufacturing, Corporate Communications, Warehousing	Owned	51,000
Spartan Motors, Inc., Spartan Motors Chassis, Inc.	Plant II - 1165 Reynolds Road Charlotte, Michigan	Headquarters, Manufacturing, Sales, Marketing	Owned	44,000
Spartan Motors, Inc., Spartan Motors Chassis, Inc.	Plant III - 1580 Mikesell Street Charlotte, Michigan	Engineering, Research & Development, Manufacturing	Owned	50,000

Spartan Motors, Inc., Spartan Motors Chassis, Inc.	Plant IV - 1549 Mikesell Street Charlotte, Michigan	Manufacturing, Accounting, Receiving, Service Parts, Purchasing, Customer Service, Warehousing	Owned	140,000
Spartan Motors Chassis, Inc.	Plant VII - 1111 Mikesell Street Charlotte, Michigan	Warehousing, Receiving	Leased	42,000
Crimson Fire, Inc.	907 7th Ave. North Brandon, South Dakota	General Offices, Manufacturing, Warehousing	Owned	32,000
Crimson Fire, Inc.	1209 E. Birch Street Brandon, South Dakota	General Offices, Manufacturing, Warehousing	Leased	35,000
Crimson Fire, Inc.	1420 Nimitz Avenue Talladega, Alabama	General Offices, Service, Warehousing	Owned	65,000
Crimson Fire Aerials, Inc.	1828 Freedom Road Lancaster, Pennsylvania	General Offices, Manufacturing, Warehousing	Leased	33,600
Road Rescue, Inc.	2914 Spartan Place Marion, South Carolina	General Offices, Manufacturing, Warehousing	Owned	106,000

Item 3. Legal Proceedings.

At December 31, 2005, the Company and its subsidiaries were parties, both as plaintiff or defendant, to a number of lawsuits and claims arising out of the normal conduct of their businesses. In the opinion of management, the Company's financial position, future operating results and cash flows will not be materially affected by the final outcome of these legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

During the fourth quarter of 2005, no matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise.

PART II

Item 5. Market For Registrant's Common Stock, Related Shareholder Matters, and Issuer Purchases of Equity Securities.

The Company's common stock is traded on the National Market System of the NASDAQ Stock Market under the symbol "SPAR."

The following table sets forth the high and low sale prices for the Company's common stock for the periods indicated, all as reported by the NASDAQ Stock Market:

	High	Low
Year Ended December 31, 2005:		
First Quarter	$ 12.250	$ 9.880
Second Quarter	11.490	8.620
Third Quarter	12.570	10.210
Fourth Quarter	10.780	9.500
Year Ended December 31, 2004:		
First Quarter	$ 11.190	$ 9.750
Second Quarter	12.480	10.580
Third Quarter	14.400	11.320
Fourth Quarter	14.850	9.670

In 2005, the Company declared cash dividends of $0.11 per outstanding share on April 28, 2005 to shareholders of record on May 14, 2005 and $0.11 per outstanding share on November 7, 2005 to shareholders of record on November 15, 2005. On November 7, 2005, a special one-time $0.04 dividend was announced for shareholders of record on November 15, 2005. In 2004, the Company declared cash dividends of $0.08 per outstanding share on April 28, 2004 to shareholders of record on May 14, 2004 and $0.14 per outstanding share on October 28, 2004 to shareholders of record on November 15, 2004.

The number of shareholders of record (excluding participants in security position listings) of the Company's common stock on February 21, 2006 was 574.

See Item 12 below for information concerning the Company's equity compensation plans.

Issuer Purchases of Equity Securities

A summary of the Company's purchases of its common stock during the fourth quarter of fiscal year 2005 is as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Oct. 1, 2005 to Oct. 31, 2005	--	--	--	500,000 shares
Nov. 1, 2005 to Nov. 30, 2005	--	--	--	500,000 shares
Dec. 1, 2005 to Dec. 31, 2005	--	--	--	500,000 shares
Total	--	$ --	--	500,000 shares

1. On April 26, 2005, the Board of Directors authorized management to repurchase, over the course of the subsequent 12-month period, up to a total of 500,000 shares of its common stock in open market transactions. The program is currently set to expire April 26, 2006. The Company repurchased no shares through December 31, 2005. Repurchase of common stock is contingent upon market conditions. If the Company were to repurchase the 500,000 shares of stock under the repurchase program, they would cost the Company approximately $5.3 million based on the sales price of the Company's stock on February 21, 2006. The Company believes that it has sufficient cash reserves to fund this stock buyback.

Item 6. Selected Financial Data.

The selected financial data shown below for the Company for each of the five years in the period ended December 31, 2005 has been derived from the Consolidated Financial Statements of the Company. The following data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

Five-Year Operating and Financial Summary
(In Thousands, Except Per Share Data)

	2005	2004	2003	2002	2001
Sales	$ 343,007	$ 312,270	$ 237,372	$ 259,527	$ 226,263
Cost of products sold	294,232	270,891	202,524	213,530	189,478
Gross profit	48,775	41,379	34,848	45,997	36,785
Operating expenses:					
Research and development	9,431	7,943	7,070	7,152	6,210
Selling, general and administrative	26,693	24,451	21,604	21,531	19,637
Operating income	12,651	8,985	6,174	17,314	10,938
Other income/(expense), net	718	209	(429)	90	(1,038)
Earnings from continuing operations before taxes on income	13,369	9,194	5,745	17,404	9,900
Taxes on income	5,077	3,312	1,305	5,969	3,885
Net earnings from continuing operations (1)	8,292	5,882	4,440	11,435	6,015
Discontinued operations:					
Gain on disposal of Carpenter	--	--	1,609	269	116
Net earnings (1)	$ 8,292	$ 5,882	$ 6,049	$ 11,704	$ 6,131
Basic earnings per share (1):					
Net earnings from continuing operations	$ 0.66	$ 0.48	$ 0.37	$ 1.00	$ 0.57
Net earnings from discontinued operations	--	--	0.13	0.02	0.01
Basic earnings per share	$ 0.66	$ 0.48	$ 0.50	$ 1.02	$ 0.58
Diluted earnings per share (1):					
Net earnings from continuing operations	$ 0.65	$ 0.46	$ 0.36	$ 0.95	$ 0.57
Net earnings from discontinued operations	--	--	0.13	0.02	0.01
Diluted earnings per share	$ 0.65	$ 0.46	$ 0.49	$ 0.97	$ 0.58
Cash dividends per common share	$ 0.26	$ 0.22	$ 0.20	$ 0.16	$ 0.07
Basic weighted average common shares Outstanding	12,557	12,351	12,123	11,492	10,561
Diluted weighted average common shares Outstanding	12,808	12,743	12,434	12,013	10,616
Balance Sheet Data:					
Net working capital	$ 50,676	$ 43,953	$ 40,136	$ 35,290	$ 29,190
Total assets	123,208	106,913	91,382	88,312	77,612
Long-term debt, continuing operations	1,317	140	--	--	9,400
Shareholders' equity	72,602	67,511	61,120	56,434	36,912

(1) In 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. The non-amortization provisions of SFAS No. 142 related to goodwill would have increased net earnings from continuing operations by $0.4 million and increased basic and diluted earnings per share by $0.04 in 2001, if applied.

The five-year summary above should be read in conjunction with Note 12, *Discontinued Operations*, of the Notes to Consolidated Financial Statements appearing in Item 8 of this Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following section provides a narrative discussion about the Company's financial condition and results of operations. The comments that follow should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto appearing in this Form 10-K.

Results of Operations

The following table sets forth, for the periods indicated, the components of the Company's consolidated statements of income, on an actual basis, as a percentage of revenues:

	Year Ended December 31,		
	2005	2004	2003
Sales	100.0%	100.0%	100.0%
Cost of products sold	85.8%	86.7%	85.3%
Gross profit	14.2%	13.3%	14.7%
Operating expenses:			
Research and development	2.7%	2.5%	3.0%
Selling, general and administrative	7.8%	7.9%	9.1%
Operating income	3.7%	2.9%	2.6%
Other income/(expense), net	0.2%	0.0%	(0.2%)
Earnings from continuing operations before taxes on income	3.9%	2.9%	2.4%
Taxes on income	1.5%	1.0%	0.5%
Net earnings from continuing operations	2.4%	1.9%	1.9%
Discontinued operations:			
Gain on disposal of Carpenter	--	--	0.6%
Net earnings	2.4%	1.9%	2.5%

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Continuing Operations

For the year ended December 31, 2005, consolidated sales increased $30.7 million (9.8%) over the amount reported for the previous year. This increase is due to a $20.2 million (7.4%) increase in Chassis Group sales coupled with $12.5 million (23.9%) increase in EVTeam sales. Increased sales from the Chassis Group to the EVTeam caused intercompany sales to increase $2.0 million (14.3%) over the prior year. Intercompany sales are eliminated from the consolidated sales totals.

Within the Chassis Group, the motorhome chassis line had a sales decrease of $2.7 million (-1.4%) over the 2004 fiscal year. The decrease was due to an overall softening in the motorhome market. High crude oil prices contributed to a drop in consumer confidence levels resulting in lower consumer spending on such items as motorhomes.

The Chassis Group's other primary product line, fire trucks, had an increase of $10.7 million (14.4%) in sales for the year ended December 31, 2005 over the year ended December 31, 2004. As the increase in sales indicates, the fire truck market continues to be strong in 2005. The focus of fire departments is to ensure their equipment is sufficient to respond to the variety of emergencies that are on their growing list of responsibilities.

The increase in EVTeam sales for 2005 was a result of increases at Crimson Fire of $4.8 million, at Road Rescue of $6.3 million and at Crimson Fire Aerial of $1.4 million. The increase at Road Rescue was due to the production ramp-up at Road Rescue to a higher run rate in 2005. Crimson Fire Aerials sold its first units in 2004, as it was a newly formed corporation in 2003, and contributed $2.2 million to 2005 consolidated sales. Crimson Fire's sales were temporarily affected during 2004 by its decision to move production of its E-series product from its Alabama facility to South Dakota and the construction and set-up of its new, more efficient plant in South Dakota. As a result of completing this manufacturing transition, net sales in 2005 were favorably affected.

Gross margin increased from 13.3% in 2004 to 14.2% in 2005. Primary drivers for the gross margin increase were increased fire truck chassis sales, the new Cougar military contract chassis sales and increased sales volume for the EVTeam. Also contributing to the increase in gross margin in 2005 were improved production efficiencies at Chassis and Crimson Fire and a full year of production at Crimson Fire Aerials, where production had been in the ramp-up phase in 2004.

Operating expenses increased by $3.7 million (11.5%) from fiscal year 2004, mostly to support the increase in sales discussed above. Operating expenses as a percentage of sales increased from 10.4% for the year ended December 31, 2004 to 10.5% for the year ended December 31, 2005. The percentage increase was due primarily to an increase in certain research and development expenses to support the new Me2 motorhome chassis.

The increase in the Company's income taxes from $3.3 million in 2004 to $5.1 million in 2005 is primarily due to increased earnings before taxes in 2005 when compared to 2004. The effective tax rate was 38.0% in 2005 as compared to 36.0% in 2004. The increase in the effective tax rate was due primarily to higher state taxes in 2005 versus 2004. See Note 6, *Taxes on Income*, of the Notes to Consolidated Financial Statements for further information regarding income taxes.

Net earnings from continuing operations increased $2.4 million from $5.9 million ($0.46 per diluted share) in 2004 to $8.3 million ($0.65 per diluted share) in 2005 as a result of the factors discussed above.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Continuing Operations

For the year ended December 31, 2004, consolidated sales increased $74.9 million (31.6%) over the amount reported for the previous year. This increase is due to a $76.2 million (38.6%) increase in Chassis Group sales coupled with a $3.0 million (6.0%) increase in EVTeam sales. Increased sales from the Chassis Group to the

EVTeam caused intercompany sales to increase $4.3 million (44.2%) over the prior year. Intercompany sales are eliminated from the consolidated sales totals.

Within the Chassis Group, the motorhome chassis line had a sales increase of $65.8 million (52.2%) over the 2003 fiscal year. The increase was due primarily to an increase in volume, resulting from additional business secured by the Chassis Group from two of its top three customers. Production related to the majority of this additional business began in the middle of the third quarter of 2004. Offsetting some of this market share gain was a softening in motorhome industry sales that began late in the year. Crude oil prices hit record levels, contributing to a drop in consumer confidence levels resulting in lower consumer spending on such items as motorhomes.

The Chassis Group's other primary product line, fire trucks, had an increase of $10.0 million (15.5%) in sales for the year ended December 31, 2004 over the year ended December 31, 2003. As the increase in sales indicates, the fire truck market was strong in 2004. Fire departments' responsibilities are growing and they need vehicles and equipment that enhance their capability to respond to the variety of emergencies for which they are responsible.

The increase in EVTeam sales for 2004 was a result of increases at Road Rescue of $2.9 million and at Crimson Fire Aerial of $0.8 million, offset by lower sales at Crimson Fire of $0.7 million. The increase at Road Rescue was due to the production ramp-up at Road Rescue to a higher run rate. Crimson Fire Aerials sold its first units in 2004, as it was a newly formed corporation in 2003. Crimson Fire's sales temporarily were affected during 2004 by its decision to move production of its E-series product from its Alabama facility to South Dakota and the construction and set-up of its new, more efficient plant in South Dakota.

Gross margins decreased from 14.7% in 2003 to 13.3% in 2004. This decrease is due to a combination of events. Lower margins were recorded by the Chassis Group resulting from favorable pricing given in conjunction with the additional business from two of its customers in 2004. Also contributing to the decrease in gross margin were production inefficiencies at Crimson Fire and production ramp-up at Crimson Fire Aerials.

Operating expenses increased $3.7 million between years to support the increase in sales discussed above. However, operating expenses as a percentage of sales decreased from 12.1% for the year ended December 31, 2003 to 10.4% for the year ended December 31, 2004. The percentage decrease was due primarily to the increase in sales levels coupled with a Company focus on keeping the base operating expense level low.

The increase in the Company's income taxes from $1.3 million in 2003 to $3.3 million in 2004 is primarily due to increased earnings before taxes in 2004 when compared to 2003. See Note 6, *Taxes on Income*, of the Notes to Consolidated Financial Statements for further information regarding income taxes.

Net earnings from continuing operations increased from $4.4 million ($0.36 per diluted share) in 2003 to $5.9 million ($0.46 per diluted share) in 2004 as a result of the factors discussed above.

Discontinued Operations

On September 28, 2000, the Company's Board of Directors passed a resolution to cease funding the Company's majority owned subsidiary, Carpenter. Carpenter's Board of Directors then voted September 29, 2000 to begin the orderly liquidation of Carpenter. Because Carpenter was a separate segment of the Company's business, the disposition of Carpenter's net assets was accounted for as a discontinued operation. There was no activity related to Carpenter in 2004. The $1.6 million gain on disposal of Carpenter in 2003 is a result of the Company's revision of its estimated loss to dispose of the business, based upon final resolution of certain accrued items related to the disposal.

Quarterly Results

The Company's rate of sales growth has varied historically from quarter to quarter. For a description of quarterly financial data, see Note 14, *Quarterly Financial Data (Unaudited)*, of the Notes to Consolidated Financial Statements appearing in this Form 10-K.

Liquidity and Capital Resources

For the year ended December 31, 2005, cash provided from continuing operating activities was $4.8 million, which was a $5.5 million change from the $0.7 million of cash used in continuing operating activities for the year ended December 31, 2004. The cash on hand at December 31, 2004, $4.8 million provided from continuing operating activities, $1.5 million in proceeds from the sale of marketable securities, $0.9 million in payments received on the exercise of stock options and $1.3 million in proceeds from long-term debt permitted the Company to fund $2.9 million of equipment purchases, pay dividends of $3.3 million, purchase $2.0 million of marketable securities and repurchase $1.1 million of Company stock. The Company's working capital increased by $6.7 million from $44.0 million in 2004 to $50.7 million in 2005. See the "Consolidated Statements of Cash Flows" appearing in Item 8 of this Form 10-K for further information regarding the decrease in cash and cash equivalents, from $10.5 million as of December 31, 2004, to $9.7 million as of December 31, 2005. See the "Five-Year Operating and Financial Summary" table appearing in Item 6 of this Form 10-K for a five-year comparison of net working capital.

Shareholders' equity increased $5.1 million, from $67.5 million on December 31, 2004 to $72.6 million as of December 31, 2005. This change resulted from the $8.3 million in net comprehensive income of the Company, $0.1 million from the amortization of unearned compensation and $1.1 million for the exercise of stock options including the corresponding tax benefit, all of which was offset by $3.3 million in dividends paid and $1.1 million for the purchase of Company stock. See the "Consolidated Statements of Shareholders' Equity" appearing in Item 8 of this Form 10-K for further information regarding the changes in shareholders' equity.

On April 26, 2005, the Board of Directors authorized management to repurchase, over the course of the subsequent 12-month period, up to a total of 500,000 shares of its common stock in open market transactions. The program is currently set to expire April 26, 2006. The Company repurchased no shares through December 31, 2005. Repurchase of common stock is contingent upon market conditions. If the Company were to repurchase the 500,000 shares of stock under the repurchase program, they would cost the Company approximately $5.3 million based on the sales price of the Company's stock on February 21, 2006. The Company believes that it has sufficient cash reserves to fund this stock buyback.

The Company's primary line of credit was refinanced in October, 2005. The refinancing provided the Company with a $15.0 million line of credit with a revolving note payable to the lending bank, which will expire on May 31, 2007. This line carries an interest rate equal to the Eurodollar rate (applicable Eurodollar rate at December 31, 2005 was 4.69%) plus an applicable margin ranging from 1.00% to 2.50% depending on the level of leverage maintained by the Company. There were no borrowings under this line at December 31, 2005 and 2004. Under the terms of the line of credit agreement, the Company is required to maintain certain financial ratios and other financial conditions. The agreement also prohibits the Company from incurring additional indebtedness, limits certain acquisitions, investments, advances or loans and restricts substantial asset sales. At December 31, 2005, the Company was in compliance with all debt covenants.

The Company also has a secured line of credit of $0.2 million which carries an interest rate of 1% above the bank's prime rate (prime rate at December 31, 2005 was 7.25%) and is secured by accounts receivable, inventory and equipment. This line of credit will expire on July 1, 2006. There were no borrowings under this line at December 31, 2005 and 2004.

The Company also has two mortgage notes for $1,250,000 and $150,000. The mortgage notes carry an interest rate of 3.00%, payable in monthly installments of $6,933 and $834, respectively, with the balances due July 1, 2010 and March 1, 2009, respectively. These mortgage notes are secured by real estate and buildings.

In February 2006, the Company's Board of Directors approved the renovation and expansion of one of its manufacturing facilities in Charlotte, Michigan. The project is expected to take less than one year and estimated to cost approximately $3.5 million and will provide the company with an opportunity to increase its motorhome chassis production. The Company intends to finance this project with internally generated funds.

The Company believes it has sufficient resources from cash flows from operating activities and, if necessary, from additional borrowings under its lines of credit to satisfy ongoing cash requirements for the next 12 months. Proceeds from existing credit facilities and anticipated renewals, along with cash flows from operations, are expected to be sufficient to meet capital needs in the foreseeable future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The Company's future contractual obligations for agreements including agreements to purchase materials in the normal course of business, are summarized as follows:

	Payments Due by Period ($ - thousands)				
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term Debt	$ 1,370	$ 53	$ 110	$ 1,207	$ --
Leases:					
Capital	--	--	--	--	--
Operating	1,800	516	829	455	--
Purchase obligations	44,258	44,258	--	--	--
Other long-term liabilities	--	--	--	--	--
Total contractual obligations	$ 47,428	$ 44,827	$ 939	$ 1,662	$ --

The Company's line of credit discussed above is the Company's only commercial commitment.

Critical Accounting Policies

The following discussion of accounting policies is intended to supplement Note 1, *General and Summary of Accounting Policies*, of the Notes to Consolidated Financial Statements. These policies were selected because they are broadly applicable within the Company's operating units and they involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related statement of operations, asset and/or liability amounts.

Revenue Recognition - The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition*. Accordingly, revenue is recognized when title to the product and risk of ownership passes to the buyer. In certain instances, risk of ownership and title passes when the unit has been completed in accordance with purchase order specifications and has been tendered for delivery to the customer. Sales are shown net of returns, discounts and sales incentives, which historically have not been significant. The collectibility of any related receivable is reasonably assured before revenue is recognized.

Inventory - Estimated inventory allowances for slow-moving and obsolete inventory are based upon current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required.

Warranties - The Company's policy is to record a provision for the estimated cost of warranty-related claims at the time of the sale and periodically adjust the provision to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring the Company's obligations under the warranty agreements. Historically, the cost of fulfilling the Company's warranty obligations has principally involved: replacement parts, labor and sometimes travel for field retrofit campaigns. The Company's estimates are based on historical experience, the number of units involved and the extent of features and components included in product models. See also Note 11, *Commitments and Contingent Liabilities*, of the Notes to Consolidated Financial Statements included in this 10-K for further information regarding warranties.

New and Pending Accounting Policies

See "New Accounting Standards" in Note 1, *General and Summary of Accounting Policies*, of the Notes to Consolidated Financial Statements included in this Form 10-K.

Effect of Inflation

Inflation affects the Company in two principal ways. First, the Company's debt, if any, is generally tied to the prime and LIBOR rates so that increases affecting interest rates may be translated into additional interest expense. Second, general inflation impacts prices paid for labor, parts and supplies. Whenever possible, the Company attempts to cover increased costs of production and capital by adjusting the prices of its products. However, the Company generally does not attempt to negotiate inflation-based price adjustment provisions into its contracts. Since order lead times can be as much as six months, the Company has limited ability to pass on cost increases to its customers on a short-term basis. In addition, the markets served by the Company are competitive in nature, and competition limits the pass through of cost increases in many cases. The Company strives to minimize the effect of inflation through cost reductions and improved productivity.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company's primary market risk exposure is a change in interest rates and the effect of such a change on outstanding variable rate short-term and long-term debt. At December 31, 2005, the Company had no debt outstanding under its variable rate short-term and long-term debt agreements. However, the Company does have the ability to draw on this line of credit, which could result in a potential interest rate risk. Based on the Company's historical borrowings, a change of 1% in interest rates would not have a material adverse effect on the Company's financial position. The Company does not enter into market risk sensitive instruments for trading or other purposes.

The Company does not believe that there has been a material change in the nature or categories of the primary market risk exposures or the particular markets that present the primary risk of loss to the Company. As of the date of this report, the Company does not know of or expect any material changes in the general nature of its primary market risk exposure in the near term. In this discussion, "near term" means a period of one year following the date of the most recent balance sheet contained in this report.

Prevailing interest rates and interest rate relationships are primarily determined by market factors that are beyond the Company's control. All information provided in response to this item consists of forward-looking statements. Reference is made to the section captioned "Forward-Looking Statements" before Part I of this Annual Report on Form 10-K for a discussion of the limitations on the Company's responsibility for such statements.

Item 8. **Financial Statements and Supplementary Data.**

SPARTAN MOTORS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,702,059	$ 10,463,454
Marketable securities	1,988,120	1,506,570
Accounts receivable, less allowance for doubtful accounts of $202,000 in 2005 and $400,000 in 2004	37,016,549	32,358,950
Inventories	44,265,389	32,441,712
Deferred tax assets	3,745,396	2,939,456
Taxes receivable	989,896	1,956,535
Other current assets	1,948,796	1,548,806
Total current assets	99,656,205	83,215,483
Property, plant and equipment, net	18,478,110	18,238,884
Goodwill	4,543,422	4,543,422
Deferred tax assets	--	870,000
Other assets	530,533	44,921
TOTAL ASSETS	$ 123,208,270	$ 106,912,710
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 20,745,549	$ 19,247,899
Accrued warranty	4,502,772	3,670,761
Accrued compensation and related taxes	4,241,293	3,264,737
Accrued vacation	1,188,692	1,087,414
Deposits from customers	13,640,197	8,588,134
Other current liabilities and accrued expenses	4,608,617	3,397,389
Current portion of long-term debt	52,831	5,713
Total current liabilities	48,979,951	39,262,047
Long-term debt, less current portion	1,317,003	139,545
Deferred tax liabilities	309,000	--
Shareholders' equity:		
Preferred stock, no par value; 2,000,000 shares authorized (none issued)	--	--
Common stock, $0.01 par value; 23,900,000 shares authorized; issued 12,636,658 shares and 12,532,909 shares as of December 31, 2005 and 2004, respectively	126,367	125,329
Additional paid in capital	37,885,813	36,210,602
Retained earnings	35,447,985	31,182,253
Unearned compensation	(845,969)	--
Accumulated other comprehensive loss	(11,880)	(7,066)
Total shareholders' equity	72,602,316	67,511,118
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 123,208,270	$ 106,912,710

See Accompanying Notes to Consolidated Financial Statements.

SPARTAN MOTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2005	2004	2003
Sales	$ 343,006,608	$ 312,270,384	$ 237,371,906
Cost of products sold	294,231,467	270,891,827	202,523,597
Gross profit	48,775,141	41,378,557	34,848,309
Operating expenses:			
Research and development	9,431,394	7,943,487	7,069,784
Selling, general and administrative	26,693,005	24,450,503	21,604,659
Operating income	12,650,742	8,984,567	6,173,866
Other income/(expense):			
Interest expense	(140,698)	(366,183)	(330,346)
Interest and other income	822,801	551,063	267,783
Miscellaneous, net	36,000	24,277	(366,756)
Earnings from continuing operations before taxes on income	13,368,845	9,193,724	5,744,547
Taxes on income	5,077,000	3,312,000	1,304,500
Net earnings from continuing operations	8,291,845	5,881,724	4,440,047
Discontinued operations:			
Gain on disposal of Carpenter (including applicable income tax benefit of $1,668,000 in 2003)	--	--	1,609,068
Net earnings	$ 8,291,845	$ 5,881,724	$ 6,049,115
Basic net earnings per share:			
Net earnings from continuing operations	$ 0.66	$ 0.48	$ 0.37
Gain from discontinued operations:			
Gain on disposal of Carpenter	--	--	0.13
Basic net earnings per share	$ 0.66	$ 0.48	$ 0.50
Diluted net earnings per share:			
Net earnings from continuing operations	$ 0.65	$ 0.46	$ 0.36
Gain from discontinued operations:			
Gain on disposal of Carpenter	--	--	0.13
Diluted net earnings per share	$ 0.65	$ 0.46	$ 0.49
Basic weighted average common shares outstanding	12,557,000	12,351,000	12,123,000
Diluted weighted average common shares outstanding	12,808,000	12,743,000	12,434,000

See Accompanying Notes to Consolidated Financial Statements.

SPARTAN MOTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005, 2004 and 2003

	Number of Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Unearned Compensation	Accumulate Other Comprehensive Loss	Total
Balance at January 1, 2003	12,025,842	$ 120,258	$ 30,776,327	$ 25,537,876	--	--	$ 56,434,46
Purchase and constructive retirement of stock	(57,065)	(571)	(148,940)	(348,635)	--	--	(498,14
Stock options exercised and related tax benefit	229,335	2,294	1,601,580	--	--	--	1,603,87
Dividends paid ($0.20 per share)	--	--	--	(2,469,100)	--	--	(2,469,10
Net earnings	--	--	--	6,049,115			6,049,11
Balance at December 31, 2003	12,198,112	$ 121,981	$ 32,228,967	$ 28,769,256	--	--	$ 61,120,20
Purchase and constructive retirement of stock	(80,000)	(800)	(215,222)	(731,830)	--	--	(947,85
Stock options exercised and related tax benefit	414,797	4,148	4,196,857	--			4,201,00
Dividends paid ($0.22 per share)	--	--	--	(2,736,897)	--	--	(2,736,89
Comprehensive income:							
Net earnings	--	--	--	5,881,724	--	--	5,881,72
Other comprehensive items:							
Unrealized loss on marketable securities	--	--	--	--	--	(7,066)	(7,06
Total comprehensive income							5,874,65
Balance at December 31, 2004	12,532,909	$ 125,329	$ 36,210,602	$ 31,182,253	$ --	$ (7,066)	$ 67,511,11
Purchase and constructive retirement of stock	(100,000)	(1,000)	(290,000)	(759,235)			(1,050,23
Stock options exercised and related tax benefit	117,499	1,175	1,043,199	--	--	--	1,044,37
Dividends paid ($0.26 per share)	--	--	--	(3,266,878)	--	--	(3,266,87
Issuance of restricted stock	86,250	863	922,012	--	(922,875)	--	-
Amortization of unearned compensation					76,906		76,90
Comprehensive income:							
Net earnings	--	--	--	8,291,845			8,291,84
Other comprehensive items:							
Unrealized loss on marketable securities	--	--	--	--	--	(4,814)	(4,81
Total comprehensive income							8,287,03
Balance at December 31, 2005	12,636,658	$ 126,367	$ 37,885,813	$ 35,447,985	$ (845,969)	$ (11,880)	$ 72,602,31

See Accompanying Notes to Consolidated Financial Statements.

SPARTAN MOTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net earnings from continuing operations	$ 8,291,845	$ 5,881,724	$ 4,440,047
Adjustments to reconcile net earnings from continuing operations to net cash provided by (used in) operating activities:			
Depreciation	2,646,990	2,309,569	2,022,583
Loss on disposal of assets	21,524	76,527	494,400
Tax benefit from stock options exercised	118,000	588,000	384,000
Deferred taxes (credit)	373,060	1,134,391	(178,522)
Amortization of unearned compensation	76,906	--	--
Decrease (increase) in operating assets:			
Accounts receivable	(4,657,599)	(12,754,892)	9,219,127
Inventories	(11,823,677)	(5,853,647)	(1,382,615)
Taxes receivable	966,639	(998,656)	(957,879)
Other assets	(885,602)	(113,639)	(49,333)
Increase (decrease) in operating liabilities:			
Accounts payable	1,497,650	4,181,358	(873,323)
Accrued warranty	832,011	1,132,557	(230,185)
Taxes on income		--	(1,412,210)
Accrued compensation and related taxes	976,556	518,620	(1,485,896)
Accrued vacation	101,278	66,977	(196,750)
Deposits from customers	5,052,063	1,791,185	2,698,738
Other current liabilities and accrued expenses	1,211,228	1,303,747	(107,831)
Total adjustments	(3,492,973)	(6,617,903)	7,944,304
Net cash provided by (used in) continuing operating activities	4,798,872	(736,179)	12,384,351
Net cash provided by (used in) discontinued operating activities	--	--	1,907,664
Net cash provided by (used in) operating activities	4,798,872	(736,179)	14,292,015
Cash flows from investing activities:			
Purchases of property, plant and equipment	(2,932,092)	(5,862,739)	(2,151,612)
Proceeds from sale of property, plant and equipment	50,002	21,724	6,100
Purchases of marketable securities	(2,000,000)	(4,313,636)	--
Proceeds from sale of marketable securities	1,487,986	2,800,000	--
Net cash used in investing activities	(3,394,104)	(7,354,651)	(2,145,512)
Cash flows from financing activities:			
Proceeds from long-term debt	1,250,000	150,000	--
Payments on long-term debt	(25,424)	(4,742)	--
Net proceeds from exercise of stock options	926,374	3,613,005	1,219,874
Purchase of treasury stock	(1,050,235)	(947,852)	(498,146)
Payment of dividends	(3,266,878)	(2,736,897)	(2,469,100)
Net cash provided by (used in) financing activities	(2,166,163)	73,514	(1,747,372)
Net increase (decrease) in cash and cash equivalents	(761,395)	(8,017,316)	10,399,131
Cash and cash equivalents at beginning of year	10,463,454	18,480,770	8,081,639
Cash and cash equivalents at end of year	$ 9,702,059	$ 10,463,454	$ 18,480,770

Supplemental disclosures: Cash paid for interest was $194,000, $366,000 and $329,000 for 2005, 2004 and 2003, respectively.

Cash paid for income taxes was $3,707,000, $2,758,000 and $1,968,000 for 2005, 2004 and 2003, respectively.

See Accompanying Notes to Consolidated Financial Statements.

NOTE 1 - GENERAL AND SUMMARY OF ACCOUNTING POLICIES

Nature of Operations. Spartan Motors, Inc. (the "Company") is an international engineer and manufacturer of custom motor vehicle chassis and bodies. The Company's principal chassis markets are fire trucks, motorhomes and specialty vehicles. The Company also has various subsidiaries that are manufacturers of bodies for various markets including fire trucks and ambulances.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its four wholly owned subsidiaries: Spartan Chassis, Inc., Crimson Fire, Inc., Crimson Fire Aerials, Inc. and Road Rescue, Inc. Crimson Fire, Inc. was created via the merger of the Company's wholly owned subsidiaries, Luverne Fire Apparatus, Ltd. and Quality Manufacturing, Inc., on January 1, 2003. Carpenter Industries, Inc. ("Carpenter") was formerly a 57.6% owned subsidiary that, effective September 29, 2000, was accounted for as a discontinued operation (see Note 12). All intercompany transactions have been eliminated.

Financial Instruments. The Company values financial instruments as required by Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosures about Fair Values of Financial Instruments*. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and long-term debt approximate fair value. The Company does not utilize derivative instruments.

Revenue Recognition. The Company recognizes revenue when title to its product passes to the customer. In certain instances, risk of ownership and title passes when production and testing of the product has been completed and the product has been tendered for delivery. Any related receivable is also evaluated for collectibility before revenue is recognized.

Shipping and Handling of Products. Costs incurred related to the shipment and handling of products are classified in cost of products sold. Amounts billed to customers for shipping and handling of products are included in net sales.

Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents include cash on hand, cash on deposit and money market funds. The Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities are classified as available-for-sale securities and are reported at fair value, with offsetting adjustments to shareholders' equity, in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. The fair value of marketable securities is determined based on quoted market prices.

Accounts Receivable. The Company performs periodic credit evaluations of its customers' financial condition and generally requires a security interest in the products sold. Receivables generally are due within 30 days and allowances are maintained for potential credit losses. Historically, such losses consistently have been within management's expectations. Past due accounts are written off when collectibility is determined to be no longer forthcoming.

Inventories are stated at the lower of first-in, first-out (FIFO) cost or market. Estimated inventory allowances for slow-moving and obsolete inventory are based upon current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required.

NOTE 1 - GENERAL AND SUMMARY OF ACCOUNTING POLICIES (Continued)

During the third quarter of 2004, the Company modified its methodology for recognizing reserves for excess and obsolete inventory to better match required reserves with its specific inventory components. Prior to this change, the Company primarily utilized a general write-off percentage applied to total inventories to calculate required reserves. This methodology had become outdated based on changes in business circumstances that now resulted in a greater proportion of inventory being assigned to specific orders in a current production period. The change in methodology decreased recorded inventory reserves by $645,000 at the date of revision.

Property, Plant and Equipment are stated at cost and are depreciated over their estimated useful lives using principally an accelerated method for both financial statement and income tax purposes. Estimated useful lives range from: 20 to 31.5 years for buildings and improvements, 3 to 7 years for plant machinery and equipment, 3 to 7 years for furniture and fixtures and 3 to 5 years for vehicles.

Goodwill. The Company applies the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* which prohibits the amortization of goodwill and intangible assets with indefinite lives and requires the Company to evaluate these intangibles for impairment on an annual basis. The Company completes its required annual impairment test as of October 1 each year. Based upon the estimated fair values of the Company's reporting units using a discounted cash flows valuation, no goodwill was evaluated as impaired. The goodwill of the Company all relates to the EVTeam business segment.

Warranties. The Company's policy is to record a provision for the estimated cost of warranty-related claims at the time of the sale, and periodically adjust the provision to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring the Company's obligations under the warranty agreements. The Company's estimates are based on historical experience, the number of units involved and the extent of features and components included in product models. See Note 11, *Commitments and Contingent Liabilities*, for further information regarding warranties.

Taxes on Income. The Company accounts for income taxes in accordance with SFAS No. 109, "*Accounting for Income Taxes*" which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires deferred tax assets be reduced by a valuation allowance, if it is more likely than not, some portion or all of the deferred tax assets will not be realized.

The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Earnings Per Share. Basic earnings per share represents net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share represents net earnings outstanding divided by the weighted average number of common shares outstanding plus the average dilutive effect of the Company's stock options outstanding during the period. The effect of dilutive stock options was 251,000, 392,000 and 311,000 shares in 2005, 2004 and 2003 respectively. For 2005, 2004 and 2003, 1,148,000, 52,000 and 612,000 shares related to stock option plans were not included in diluted weighted average common shares outstanding because their inclusion would be antidilutive.

Stock Options. At December 31, 2005, the Company had key employee, director and outside market advisor stock option plans, which are described in more detail in Note 10. The Company follows Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for its stock option plans. Under APB Opinion No. 25, no compensation expense is recognized because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's net earnings and net earnings per share for the years ended December 31, 2005, 2004 and 2003, would have been the *pro forma* amounts indicated below.

NOTE 1 - GENERAL AND SUMMARY OF ACCOUNTING POLICIES (Continued)

Stock Options (continued).

	Year Ended December 31,		
	2005	2004	2003
Net earnings			
As reported	$ 8,291,845	$ 5,881,724	$ 6,049,115
Deduct: Compensation expense - fair value method	(1,335,965)	(2,747,275)	(2,414,899)
Add: Income tax benefit for disqualifying dispositions associated with incentive stock options previously expensed	80,848	534,633	185,444
Pro forma	$ 7,036,728	$ 3,669,082	$ 3,819,660

	Year Ended December 31,		
	2005	2004	2003
Basic net earnings per share			
As reported	$ 0.66	$ 0.48	$ 0.50
Pro forma	0.56	0.30	0.32
Diluted net earnings per share			
As reported	$ 0.65	$ 0.46	$ 0.49
Pro forma	0.55	0.29	0.31

On September 30, 2005 the Company granted 86,250 shares of restricted stock which will vest over a three-year period.

The estimated fair value of options granted was $4.56, $5.18 and $4.88 per share in 2005, 2004 and 2003, respectively. The fair market value of options granted under the Company's stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Lives
2005	2%	54.4%	4.38%	5 years
2004	2%	54.4%	3.60%	5 years
2003	1%	58.3%	3.23%	5 years

New Accounting Standards. The Financial Accounting Standards Board (FASB) has issued SFAS No. 123(R), "*Share-Based Payment*," which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. SFAS No. 123(R) is effective for the Company beginning January 1, 2006.

The Company expects to adopt the modified-prospective transition method of applying SFAS No. 123(R) and will therefore recognize compensation expense for share-based payments to employees based on their grant-date fair value beginning January 1, 2006. Measurement of awards and grants that were granted prior to, but not vested as of January 1, 2006 will be based on the same grant-date fair value and recognition method used for pro forma disclosures under SFAS No. 123(R) as described above in Note 1.

The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the pro forma impact of SFAS No. 123 as previously disclosed. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

NOTE 2 - MARKETABLE SECURITIES

The Company's marketable securities consist of U.S. Treasury securities and are summarized below:

	Cost	Gross Unrealized Loss	Fair Value
December 31, 2005	$ 2,000,000	$ (11,880)	$ 1,988,120
December 31, 2004	$ 1,513,636	$ (7,066)	$ 1,506,570

The marketable securities held at December 31, 2005 mature in 2008 and 2009. They can be sold at any time without restriction. The Company computes gains and losses on dispositions of marketable securities using the specific identification method. There was a realized loss of approximately $26,000 in 2005 with no realized gains or losses during 2004 or 2003. The Company recognized investment income from marketable securities of approximately $58,000 in 2005 and $11,000 in 2004.

NOTE 3 – INVENTORIES

Inventories are summarized as follows:	December 31,	
	2005	2004
Finished goods	$ 9,369,658	$ 6,079,748
Work in process	9,520,905	6,494,250
Raw materials and purchased components	27,447,857	22,107,721
Obsolescence and slow-moving reserves	(2,073,031)	(2,240,007)
TOTAL INVENTORY	$ 44,265,389	$ 32,441,712

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized by major classifications as follows:

	December 31,	
	2005	2004
Land and improvements	$ 1,655,120	$ 1,450,762
Buildings and improvements	18,765,820	18,340,447
Plant machinery and equipment	10,520,764	7,672,816
Furniture and fixtures	8,225,530	9,367,324
Vehicles	1,865,197	1,715,351
Construction in process	246,027	--
SUBTOTAL	41,278,458	38,546,700
Less accumulated depreciation	(22,800,348)	(20,307,816)
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET	$ 18,478,110	$ 18,238,884

NOTE 5 - LEASES

The Company leases office equipment and manufacturing and warehouse space under operating lease agreements. Leases generally provide that the Company shall pay the cost of utilities, insurance, taxes and maintenance. Rent expense for the years ended December 31, 2005, 2004 and 2003 was $729,000, $744,000, and $1,087,000 respectively. Future minimum lease commitments under non-cancelable leases are as follows: $516,000 in 2006; $438,000 in 2007; $391,000 in 2008; $323,000 in 2009 and $132,000 in 2010.

NOTE 6 - TAXES ON INCOME

Income tax expense (credit) attributable to continuing operations is summarized as follows:

	Year Ended December 31,		
	2005	**2004**	**2003**
Current:			
Federal	$ 4,430,000	$ 2,166,000	$ 1,802,522
State	273,940	11,609	(319,500)
Total current	4,703,940	2,177,609	1,483,022
Deferred (credit):			
Federal	433,000	1,100,000	(244,522)
State	(59,940)	34,391	66,000
Total deferred	373,060	1,134,391	(178,522)
TOTAL PROVISION FOR INCOME TAXES	$ 5,077,000	$ 3,312,000	$ 1,304,500

Current taxes on income are further reduced by tax benefits associated with the exercise of stock options under the plans described in Note 10. This reduction totaled $100,000 in 2005, $600,000 in 2004 and $400,000 in 2003 and was recognized as an adjustment of additional paid in capital.

Differences between the expected income tax expense attributable to continuing operations, derived from applying the federal statutory income tax rate to earnings before taxes on income from continuing operations and the actual tax expense, are as follows:

SPARTAN MOTORS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 - TAXES ON INCOME (Continued)

	Year Ended December 31,					
	2005		2004		2003	
	Amount	Percentage	Amount	Percentage	Amount	Percentag
Federal income taxes at the statutory rate	$ 4,545,407	34.00%	$ 3,126,000	34.00%	$ 1,953,000	34.00%
Increase (decrease) in income taxes resulting from:						
Nondeductible expenses	39,000	0.29	76,000	0.83	68,000	1.18
State tax expense	74,000	0.55	(243,000)	(2.64)	(167,000)	(2.91)
Adjustment of valuation allowance on state net operating loss carryforward	150,000	1.12	274,000	2.98		
Adjustment of valuation allowance on charitable contribution carryforward	230,000	1.72	566,000	6.16	--	--
Section 199 production deduction	(122,000)	(0.91)				
Reversal of prior year tax accruals			(409,000)	(4.45)	(150,000)	(2.61)
Adjustment of valuation allowance on capital loss carryforward			(103,000)	(1.12)	(500,500)	(8.71)
Other	160,593	1.20	25,000	0.26	101,000	1.76
TOTAL	$ 5,077,000	37.97%	$ 3,312,000	36.02%	$ 1,304,500	22.71%

Temporary differences which give rise to deferred tax assets (liabilities) are as follows:

	December 31,	
	2005	2004
Current asset (liability):		
Additional capitalized inventory costs	$ 145,000	$ 134,000
Vacation accrual	444,000	385,000
Warranty reserve	1,747,000	1,341,000
Inventory allowance	747,000	781,000
Allowance for doubtful accounts	78,000	132,000
Charitable contribution carryover	631,000	821,000
Valuation allowance for charitable contribution carryover		(566,000)
Capital loss carryforward		9,494,000
Valuation allowance for capital loss carryforward		(9,494,000)
State tax net operating loss carryforward	424,000	274,000
Valuation allowance for state tax net operating loss carryforward	(424,000)	(274,000)
Other	(46,604)	(88,544)
TOTAL CURRENT DEFERRED TAX ASSETS	$ 3,745,396	$ 2,939,456
Noncurrent asset (liability):		
Charitable contribution carryover	$ 40,000	$ 1,000,000
Other	(349,000)	(130,000)
TOTAL NONCURRENT DEFERRED TAX ASSETS (LIABILITIES)	$ (309,000)	$ 870,000

NOTE 6 - TAXES ON INCOME *(Continued)*

At December 31, 2005, the Company had charitable contribution carryovers of approximately $1,700,000 and state tax net operating loss carryforwards of approximately $600,000 that begin expiring in 2006 and 2017, respectively. The Company increased its valuation allowance by $150,000 for state tax net operating loss carryforwards. The Company expects to continue and maintain a valuation allowance on future tax benefits of state net operating losses until an appropriate level of profitability is sustained or it is able to develop tax strategies that will enable it to conclude that, more likely than not, a portion of the deferred tax assets will be realizable.

In 2004, the Company increased its valuation allowances for two of its deferred tax assets. First, the Company increased its valuation allowance by $566,000 for a charitable contribution carryover expiring in 2005. In addition, the Company also increased its valuation allowance by $274,000 for state tax net operating loss carryforwards. Also, in 2004 the Company entered into an agreement to dispose of a building in Mexico, which generated a capital gain. Therefore, the Company reduced its valuation allowance for capital loss carryforward for the amount that was realized on that gain.

In 2000, the Company's loss on its investment in the stock of Carpenter generated a capital loss of $29,700,000. Since the Company had no capital gains to offset against the capital loss, the Company recorded a valuation allowance that reserved in full the deferred tax asset related to this loss carryforward. This capital loss carryforward expired in 2005.

At December 31, 2005 and 2004, the Company had deferred tax assets that exceeded deferred tax liabilities by $3,436,396 and $3,809,456, respectively.

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. In management's opinion, adequate provisions for income taxes have been made for all years.

NOTE 7 - DEBT

Long-term debt consists of the following:

	December 31, 2005	December 31, 2004
Mortgage notes payable to Brandon Revolving Loan Foundation:		
Due March 1, 2009 with monthly installments of $834 including interest at 3%. Collateralized by land.	$ 140,016	$ 145,258
Due July 1, 2010 with monthly installments of $6,933 including interest at 3%. Collateralized by building.	1,229,818	--
	1,369,834	145,258
Less current portion of long-term debt	(52,831)	(5,713)
TOTAL	$ 1,317,003	$ 139,545

The long-term debt is due as follows: $52,831 in 2006, $54,438 in 2007; $55,999 in 2008; $171,557 in 2009; and $1,035,009 in 2010.

The Company's primary line of credit is a $15,000,000 revolving note payable to a bank that expires on May 31, 2007. This line carries an interest rate equal to the Eurodollar rate (applicable Eurodollar rate at December 31, 2005 was 4.69 %) plus an applicable margin ranging from 1.00% to 2.50% depending on the level of leverage maintained by the Company. There were no borrowings under this line at December 31, 2005 and 2004. Under the terms of the credit agreement for the line of credit, the Company is required to maintain certain financial ratios and other financial conditions. The agreement also prohibits the Company from incurring additional indebtedness, limits certain acquisitions, investments, advances or loans and restricts substantial asset sales. At December 31, 2005 and 2004, the Company was in compliance with all debt covenants.

The Company also has a secured line of credit of $200,000 which carries an interest rate of 1% above the bank's prime rate (prime rate at December 31, 2005 was 7.25%) and is secured by accounts receivable, inventory and equipment. This line of credit will expire on July 1, 2006. There were no borrowings under this line at December 31, 2005 and 2004.

NOTE 8 - TRANSACTIONS WITH MAJOR CUSTOMERS

The Company had two Chassis customers classified as major customers in 2005 and 2004 and three customers in 2003, as follows:

	2005		2004		2003	
Customer	Sales	Accounts Receivable	Sales	Accounts Receivable	Sales	Accounts Receivable
Newmar	$ 83,396,000	$ 2,121,000	$ 92,139,000	$ 5,196,000	$ 62,093,000	$ 2,138,000
Fleetwood	$ 75,518,000	$ 5,364,000	$ 68,624,000	$ 9,697,000	$ 25,794,000	$ 2,303,000
Travel Supreme	--	--	$ --	--	$ 26,307,000	$ 4,313,000

NOTE 9 - PROFIT-SHARING PLAN

The Spartan Motors, Inc. Profit-Sharing Plan and Trust covers all employees who meet length of service and minimum age requirements. Contributions to the plan are determined annually by the Board of Directors and were approximately $564,000, $561,000 and $396,000 in 2005, 2004 and 2003 respectively. The Company's policy is to fund plan costs accrued.

NOTE 10 - STOCK OPTIONS

The Company has stock option plans covering certain employees, non-employee directors and outside market advisors. Shares reserved for options under these plans total 5,400,000. The options granted are exercisable for a period of 10 years from the grant date. The exercise price for all options is equal to the market price at the date of grant. Stock options issued to employees and non-employee directors do not result in compensation expense under the Company's policy of accounting for such options under APB Opinion No. 25.

Activity for the years ended December 31, 2005, 2004 and 2003 is as follows for all plans:

	Price Range	Weighted-Average Exercise Price	Option Shares
Balance at January 1, 2003	$1.69 - $15.32	$8.57	1,900,930
Options granted	$8.25 - $11.14	$9.99	517,445
Options exercised	$2.06 - $8.80	$5.32	(229,335)
Options expired	$3.95 - $14.50	$13.68	(156,125)
Balance at December 31, 2003	$1.69 - $15.32	$8.90	2,032,915
Options granted	$9.95 - $14.09	$11.93	544,005
Options exercised	$3.95 - $13.25	$8.71	(414,797)
Options expired	$3.95 - $13.25	$12.60	(135,820)
Balance at December 31, 2004	$1.69 - $15.32	$9.51	2,026,303
Options granted	$9.90 - $11.61	$10.30	292,975
Options exercised	$1.69 - $10.10	$7.92	(114,999)
Options expired	$3.95 - $13.25	$10.69	(130,300)
Balance at December 31, 2005	$1.69 - $15.32	$9.63	2,073,979

The following table summarizes information regarding stock options outstanding at December 31, 2005 under the plans:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding at 12/31/05	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/05	Weighted-Average Exercise Price
$1.69 - $1.69	7,000	5.0	$1.69	7,000	$1.69
$3.95 - $5.75	239,265	4.4	$4.72	239,265	$4.72
$6.13 - $9.18	344,659	2.2	$6.95	344,659	$6.95
$9.26 - $13.24	1,462,055	8.4	$11.06	1,462,055	$11.06
$14.09 - $15.32	21,000	6.9	$15.11	21,000	$15.11
	2,073,979	6.9	$9.63	2,073,979	$9.63

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

Under the terms of its credit agreement with its bank, the Company has the ability to issue letters of credit totaling $2,500,000. At December 31, 2005 and 2004, the Company had outstanding letters of credit totaling $200,000.

At December 31, 2005, the Company and its subsidiaries were parties, both as plaintiff and defendant, to a number of lawsuits and claims arising out of the normal course of their businesses. In the opinion of management, the financial position, future operating results or cash flows of the Company will not be materially affected by the final outcome of these legal proceedings.

The Company has repurchase agreements with third-party lending institutions, which have provided floor plan financing to customers. These agreements provide for the repurchase of products from the lending institution in the event of the customer's default. The total contingent liability on December 31, 2005 was approximately $200,000. Historically, losses under these agreements have not been significant and it is management's opinion that any future losses will not have a material effect on the Company's financial position or future operating results and cash flows.

The Company's products generally carry limited warranties, based on terms that are generally accepted in the marketplace. Selected components included in the Company's end products (such as engines, transmissions, tires, etc.) may include manufacturers' warranties. These manufacturers' warranties are generally passed on to the end customer of the Company's products.

Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the Company's historical experience. The Company provides for any such warranty issues as they become known and are estimable. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience.

Changes in the Company's warranty liability during the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Balance of accrued warranty at January 1	$ 3,670,761	$ 2,538,204
Warranties issued during the period	2,951,180	2,472,418
Cash settlements made during the period	(3,813,170)	(3,116,234)
Changes in liability for pre-existing warranties during the period, including expirations	1,694,001	1,776,373
Balance of accrued warranty at December 31	$ 4,502,772	$ 3,670,761

As a result of a study completed in the third quarter of 2004, the Company adjusted its methodology of recognizing warranty accruals to incorporate historical lag experience for such costs into the calculation to better match expenses with related revenues. The prior methodology only considered average warranty costs per known claims and did not consider the timing of claims over the warranty period. The change in methodology increased recorded accruals by $515,000 at the date of revision.

NOTE 12 - DISCONTINUED OPERATIONS

On September 28, 2000, the Company's Board of Directors passed a resolution to cease funding of Carpenter. Carpenter's Board of Directors then voted on September 29, 2000 to begin the orderly liquidation of Carpenter. Because Carpenter was a separate segment of the Company's business, the operating results and the disposition of Carpenter's net assets were accounted for as a discontinued operation. Accordingly, previously reported financial results for all periods presented were restated to reflect this business as a discontinued operation. The $1,600,000 gain on disposal of Carpenter in 2003 is a result of the Company's revision of its estimated loss to dispose of the business, based upon final resolution of certain accrued items related to the disposal.

NOTE 13 - BUSINESS SEGMENTS

The Company segregates its operations into two reportable business segments: Chassis and EVTeam. The Chassis segment is an international engineer and manufacturer of custom motor vehicle chassis. The segment's principal markets are fire truck, motorhome and specialty vehicle chassis. The Company's EVTeam consists of three subsidiaries that are manufacturers of emergency vehicle bodies. Sales in the column labeled "other" represent sales from the Chassis segment to the EVTeam segment, which are eliminated from the consolidated sales totals.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Sales and other financial information by business segment is as follows (amounts in thousands):

Year Ended December 31, 2005

	Business Segments			
	Chassis	EVTeam	Other	Consolidated
Motorhome chassis sales	$ 189,170			$ 189,170
Fire truck chassis sales	85,498		$ (15,946)	69,552
EVTeam product sales	--	$ 64,793		64,793
Other sales	19,492	--	--	19,492
Total Net Sales	$ 294,160	$ 64,793	$ (15,946)	$ 343,007
Interest expense	$ 0	$ 867	$ (726)	$ 141
Depreciation expense	1,040	1,143	417	2,600
Income tax expense	7,455	(2,173)	(205)	5,077
Segment earnings (loss) from continuing operations	14,498	(4,714)	(1,492)	8,292
Segment assets	52,447	50,282	20,479	123,208

Year Ended December 31, 2004

	Business Segments			
	Chassis	EVTeam	Other	Consolidated
Motorhome chassis sales	$ 191,843			$ 191,843
Fire truck chassis sales	74,752		$ (13,950)	60,802
EVTeam product sales	--	$ 52,281	--	52,281
Other sales	7,344	--	--	7,344
Total Net Sales	$ 273,939	$ 52,281	$ (13,950)	$ 312,270
Interest expense	$ 9	$ 883	$ (526)	$ 366
Depreciation expense	896	988	426	2,310
Income tax expense	6,170	(2,467)	(391)	3,312
Segment earnings (loss) from continuing operations	11,345	(5,290)	(173)	5,882
Segment assets	45,545	41,130	20,238	106,913

NOTE 13 - BUSINESS SEGMENTS (Continued)

Year Ended December 31, 2003

	Business Segments			
	Chassis	EVTeam	Other	Consolidated
Motorhome chassis sales	$ 126,048			$ 126,048
Fire truck chassis sales	64,721		$ (9,673)	55,048
EVTeam product sales	--	$ 49,332	--	49,332
Other sales	6,944	--	--	6,944
Total Net Sales	$ 197,713	$ 49,332	$ (9,673)	$ 237,372
Interest expense	$ 106	$ 624	$ (400)	$ 330
Depreciation expense	840	749	434	2,023
Income tax expense	4,800	(2,493)	(1,002)	1,305
Segment earnings (loss) from continuing operations	8,432	(4,137)	145	4,440
Discontinued operations	--	--	1,609	1,609
Segment earnings (loss)	8,432	(4,137)	1,754	6,049
Segment assets	30,521	33,982	26,879	91,382

Foreign sales are not significant.

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the year ended December 31, 2005 is as follows:

	Quarter Ended			
	March 31	**June 30**	**September 30**	**December 31**
Sales	$ 88,901,133	$ 89,341,252	$ 89,314,540	$ 75,449,683
Gross profit	$ 11,733,990	$ 12,372,367	$ 13,519,457	$ 11,149,327
Net earnings from continuing operations	$ 2,045,818	$ 2,557,180	$ 2,702,969	$ 985,878
Basic net earnings per share	$ 0.16	$ 0.20	$ 0.22	$ 0.08
Diluted net earnings per share	$ 0.16	$ 0.20	$ 0.21	$ 0.08

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

Summarized quarterly financial data for the year ended December 31, 2004 is as follows:

	Quarter Ended			
	March 31	**June 30**	**September 30**	**December 31**
Sales	$ 62,105,099	$ 78,205,924	$ 91,667,562	$ 80,291,799
Gross Profit	$ 9,258,724	$ 11,412,678	$ 11,160,413	$ 9,546,742
Net Earnings (loss) from continuing operations	$ 1,326,075	$ 2,266,809	$ 1,894,140	$ 394,700
Basic net earnings per share	$ 0.11	$ 0.18	$ 0.15	$ 0.03
Diluted net earnings per share	$ 0.11	$ 0.18	$ 0.15	$ 0.03

During the three-month period ended September 30, 2004, the Company decreased its allowance for obsolete inventory by $645,000 and increased its liability for outstanding warranties by $515,000 as a result of a study of current production requirements and historical warranty experience related to these items.

Report of Independent Registered Public Accounting Firm
on Financial Statements

Board of Directors and Shareholders
Spartan Motors, Inc.

We have audited the accompanying consolidated balance sheets of Spartan Motors, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spartan Motors, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Spartan Motors' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 24, 2006

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

Board of Directors and Shareholders
Spartan Motors, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Spartan Motors, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Spartan Motors, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Spartan Motors, Inc. and subsidiaries, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005, and our report dated February 24, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 24, 2006

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

Item 9A. **Controls and Procedures.**

Evaluation of Disclosure Controls and Procedures.

An evaluation was performed under the supervision and with the participation of the Company's Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2005. Based on and as of the time of such evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings with the SEC.

Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005, based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation our management concluded that our internal control over financial reporting was effective as of December 31, 2005. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its attestation report on management's assessment, which is included in Item 8 and is incorporated into this Item 9A by reference.

Changes in Internal Control Over Financial Reporting.

There was no change in the Company's internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2005 that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. **Other Information.**

None.

PART III

Item 10. **Directors and Executive Officers of the Registrant.**

The information required by this item, with respect to directors, executive officers, audit committee, and audit committee financial experts of the Company and Section 16(a) beneficial ownership reporting compliance is contained under the captions "Spartan Motors' Board of Directors and Executive Officers," "Audit Committee Report" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement for its annual meeting of shareholders to be held on May 24, 2006, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2005, and is incorporated herein by reference.

The Company has adopted a Code of Ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer. This Code of Ethics is posted on the "Corporate Information" section of the Company's website at www.spartanmotors.com. The Company has also adopted a Code of Business Conduct and Compliance applicable to all directors, officers and employees, which is posted on the "Corporate Information" section of the Company's website at www.spartanmotors.com. Any waiver from or amendment to a provision of either code will be disclosed on the Company's website.

Item 11. Executive Compensation.

The information required by this item is contained under the captions "Compensation of Directors," "Executive Compensation, "Compensation Committee Report on Executive Compensation" and "Stock Price Performance Graph" in the Company's definitive proxy statement for its annual meeting of shareholders to be held on May 24, 2006, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2005, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information required by this item (other than that set forth below) is contained under the caption "Ownership of Spartan Motors Stock" in the definitive proxy statement for the Company's definitive proxy statement for its annual meeting of shareholders to be held on May 24, 2006, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2005, and is incorporated herein by reference.

The following table provides information about the Company's equity compensation plans regarding the number of securities to be issued under these plans, the weighted-average exercise prices of options outstanding under these plans and the number of securities available for future issuance as of December 31, 2005.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance (3)
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	2,073,979	$9.63	580,300
Equity compensation plans not approved by security holders(2)	--	N/A	25,000
Total	2,073,979	$9.63	605,300

(1) Consists of the Spartan Motors, Inc. Stock Incentive Plan of 2005 (the "2005 Plan"), the Spartan Motors, Inc. Stock Option and Restricted Stock Plan of 2003 (the "2003 Plan"), the Spartan Motors, Inc. Stock Option and Restricted Stock Plan of 1998 (the "1998 Plan"), the Spartan Motors, Inc. 1996 Stock Option and Restricted Stock Plan for Outside Market Advisors (the "1996 Plan") and the Spartan Motors, Inc. 1994 Incentive Stock Option Plan (the "1994 Plan").

(2) Consists of the Spartan Motors, Inc. Directors' Stock Purchase Plan. This plan provides that non-employee directors of the Company may elect to receive at least 25% and up to 100% of their "director's fees" in the form of the Company's common stock. The term "director's fees" means the amount of income payable to a non-employee director for his or her service as a director of the Company, including payments for attendance at meetings of the Company's Board of Directors or meetings of committees of the board, and any retainer fee paid to such persons as members of the board. A non-employee director who elects to receive Company common stock in lieu of some or all of his or her director's fees will, on or shortly after each "applicable date," receive a number of shares of common stock (rounded down to the nearest whole share) determined by dividing (1) the dollar amount of the director's fees payable to him or her on the applicable date that he or she

has elected to receive in common stock by (2) the market value of common stock on the applicable date. The term "applicable date" means any date on which a director's fee is payable to the participant. To date, no shares have been issued under this plan.

(3) Each of the plans reflected in the above chart contains customary anti-dilution provisions that are applicable in the event of a stock split or certain other changes in the Company's capitalization. Furthermore, each of the 2005 Plan, the 2003 Plan, the 1998 Plan, the 1996 Plan, the 1994 Plan and the 1988 Plan provides that if a stock option is canceled, surrendered, modified, expires or is terminated during the term of the plan but before the exercise of the option, the shares subject to the option will be available for other awards under the plan.

The numbers of shares reflected in column (c) in the table above with respect to the 2005 Plan (314,950 shares), the 2003 Plan (167,450 shares), the 1998 Plan (13,400 shares), the 1996 Plan (84,500 shares) represent shares that may be issued other than upon the exercise of an option, warrant or right.

Item 13. **Certain Relationships and Related Transactions.**

None.

Item 14. **Principal Accountant Fees and Services.**

The information required by this item, is contained under the caption "Ernst & Young's Fees" in the definitive proxy statement for the Company's definitive proxy statement for its annual meeting of shareholders to be held on May 24, 2006, to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2005, and is incorporated herein by reference.

PART IV

Item 15. **Exhibits, Financial Statement Schedules and Reports on Form 8-K.**

Item 15(a)(1). **List of Financial Statements.**

The following consolidated financial statements of the Company and its subsidiaries are filed as a part of this report under Item 8 - Financial Statements and Supplementary Data:

Consolidated Balance Sheets - December 31, 2005 and December 31, 2004

Consolidated Statements of Income - Years Ended December 31, 2005, 2004, and 2003

Consolidated Statements of Shareholders' Equity - Years Ended December 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows - Years Ended December 31, 2005, 2004 and 2003

Notes to Consolidated Financial Statements - December 31, 2005

Report of Independent Registered Public Accounting Firm

Item 15(a)(2). **Financial Statement Schedules. Attached as Appendix A.**

The following consolidated financial statement schedule of the Company and its subsidiaries is filed as part of this report:

Schedule II-Valuation and Qualifying Accounts

All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 15(a)(3). List of Exhibits. The following exhibits are filed as a part of this report:

Exhibit Number	Document
3.1	Spartan Motors, Inc. Restated Articles of Incorporation, as amended to date. Previously filed as an exhibit to the Company's Form 10-Q Quarterly Report for the period ended March 31, 2005, and incorporated herein by reference.
3.2	Spartan Motors, Inc. Bylaws, as amended to date. Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003, and incorporated herein by reference.
4.1	Spartan Motors, Inc. Restated Articles of Incorporation. See Exhibit 3.1 above.
4.2	Spartan Motors, Inc. Bylaws. See Exhibit 3.2 above.
4.3	Form of Stock Certificate. Previously filed as an exhibit to the Registration Statement on Form S-18 (Registration No. 2-90021-C) filed on March 19, 1984, and incorporated herein by reference.
4.4	Rights Agreement dated June 4, 1997, between Spartan Motors, Inc. and American Stock Transfer and Trust Company. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
4.5	The Registrant has several classes of long-term debt instruments outstanding. The authorized amount of none of these classes of debt exceeds 10% of the Company's total consolidated assets. The Company agrees to furnish copies of any agreement defining the rights of holders of any such long-term indebtedness to the Securities and Exchange Commission upon request.
10.1	Restated Spartan Motors, Inc. 1988 Non-Qualified Stock Option Plan, as amended to date. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference. *
10.2	Restated Spartan Motors, Inc. 1994 Incentive Stock Option Plan, as amended to date. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference. *
10.3	Spartan Motors, Inc. 1996 Stock Option and Restricted Stock Plan for Outside Market Advisors, as amended.*
10.4	Spartan Motors, Inc. Stock Option and Restricted Stock Plan of 1998, as amended. *
10.5	Spartan Motors, Inc. Stock Option and Restricted Stock Plan of 2003, as amended.*
10.6	Spartan Motors, Inc. Stock Incentive Plan of 2005, as amended. Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005, and incorporated herein by reference*
10.7	Spartan Motors, Inc. Spartan Profit and Return Management Incentive Bonus Plan.*

10.8	Spartan Motors, Inc. Directors' Stock Purchase Plan. Previously filed as an exhibit to the Company's Form S-8 Registration Statement (Registration No. 333-98083) filed on August 14, 2002, and incorporated herein by reference.*
10.9	Form of Stock Appreciation Rights Agreement.*
10.10	Form of Restricted Stock Agreement.*
10.11	Form of Indemnification Agreement.*
21	Subsidiaries of Registrant.
23	Consent of Independent Registered Public Accounting firm.
24	Limited Powers of Attorney
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of Chief Financial Officer, Secretary and Treasurer pursuant to Section 302 of the Sarbanes-Oxley Act.
32	Certification pursuant to 18 U.S.C. § 1350.

---

*Management contract or compensatory plan or arrangement.

The Company will furnish a copy of any exhibit listed above to any shareholder of the Company without charge upon written request to James W. Knapp, Chief Financial Officer, Spartan Motors, Inc., 1165 Reynolds Road, Charlotte, Michigan 48813.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPARTAN MOTORS, INC.

March 15, 2006

By /s/ James W. Knapp
James W. Knapp
Chief Financial Officer, Secretary and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 15, 2006

By /s/ John E. Sztykiel
John E. Sztykiel, Director, President and Chief Executive Officer
(Principal Executive Officer)

March 15, 2006

By /s/ James W. Knapp
James W. Knapp
Chief Financial Officer, Secretary and Treasurer
(Principal Financial and Accounting Officer)

March 15, 2006

By /s/ Richard J. Schalter
Richard J. Schalter, Director

March 15, 2006

By /s/ William F. Foster
William F. Foster, Director

March 15, 2006

By * /s/ George Tesseris
George Tesseris, Director

March 15, 2006

By * /s/ David R. Wilson
David R. Wilson, Director

March 15, 2006

By * /s/ Charles E. Nihart
Charles E. Nihart, Director

March 15, 2006

By * /s/ Kenneth Kaczmarek
Kenneth Kaczmarek, Director

March 15, 2006

*By /s/ James W. Knapp
James W. Knapp
Attorney-in-Fact

APPENDIX A

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
SPARTAN MOTORS, INC. AND SUBSIDIARIES

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charges to Costs and Expenses	Additions Charged to Other Accounts (Acquisition)	Deductions	Balance at End of Period
Year ended December 31, 2005:					
Allowance for doubtful accounts	$ 400,000	$ (77,959)	$ --	$ 120,041	$ 202,000
Obsolescence and slow-moving reserves	2,240,007	624,327	--	791,303	2,073,031
Accrued warranty	3,670,761	4,645,181	--	3,813,170	4,502,772
Valuation allowance for deferred tax assets	10,334,000	408,000	--	10,318,000	424,000
Year ended December 31, 2004:					
Allowance for doubtful accounts	$ 408,000	$ 32,324	$ --	$ 40,324	$ 400,000
Obsolescence and slow-moving reserves	2,234,598	1,372,768	--	1,367,359	2,240,007
Accrued warranty	2,538,204	4,248,791	--	3,116,234	3,670,761
Valuation allowance for deferred tax assets	9,596,500	840,000	--	102,500	10,334,000
Year ended December 31, 2003:					
Allowance for doubtful accounts	$ 365,000	$ 318,000	$ --	$ 275,000	$ 408,000
Obsolescence and slow-moving reserves	1,912,573	2,345,948	--	2,023,923	2,234,598
Accrued warranty	2,768,389	2,434,188	--	2,664,373	2,538,204
Valuation allowance for deferred tax assets	10,097,000	--	--	500,500	9,596,500

EXHIBIT INDEX

Exhibit Number	Document
3.1	Spartan Motors, Inc. Restated Articles of Incorporation, as amended to date. Previously filed as an exhibit to the Company's Form 10-Q Quarterly Report for the period ended March 31, 2005, and incorporated herein by reference.
3.2	Spartan Motors, Inc. Bylaws, as amended to date. Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003, and incorporated herein by reference.
4.1	Spartan Motors, Inc. Restated Articles of Incorporation. See Exhibit 3.1 above.
4.2	Spartan Motors, Inc. Bylaws. See Exhibit 3.2 above.
4.3	Form of Stock Certificate. Previously filed as an exhibit to the Registration Statement on Form S-18 (Registration No. 2-90021-C) filed on March 19, 1984, and incorporated herein by reference.
4.4	Rights Agreement dated June 4, 1997, between Spartan Motors, Inc. and American Stock Transfer and Trust Company. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
4.5	The Registrant has several classes of long-term debt instruments outstanding. The authorized amount of none of these classes of debt exceeds 10% of the Company's total consolidated assets. The Company agrees to furnish copies of any agreement defining the rights of holders of any such long-term indebtedness to the Securities and Exchange Commission upon request.
10.1	Restated Spartan Motors, Inc. 1988 Non-Qualified Stock Option Plan, as amended to date. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference. *
10.2	Restated Spartan Motors, Inc. 1994 Incentive Stock Option Plan, as amended to date. Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and incorporated herein by reference. *
10.3	Spartan Motors, Inc. 1996 Stock Option and Restricted Stock Plan for Outside Market Advisors, as amended.*
10.4	Spartan Motors, Inc. Stock Option and Restricted Stock Plan of 1998, as amended. *
10.5	Spartan Motors, Inc. Stock Option and Restricted Stock Plan of 2003, as amended.*
10.6	Spartan Motors, Inc. Stock Incentive Plan of 2005, as amended. Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005, and incorporated herein by reference*
10.7	Spartan Motors, Inc. Spartan Profit and Return Management Incentive Bonus Plan.*

10.8	Spartan Motors, Inc. Directors' Stock Purchase Plan. Previously filed as an exhibit to the Company's Form S-8 Registration Statement (Registration No. 333-98083) filed on August 14, 2002, and incorporated herein by reference.*
10.9	Form of Stock Appreciation Rights Agreement.*
10.10	Form of Restricted Stock Agreement.*
10.11	Form of Indemnification Agreement.*
21	Subsidiaries of Registrant.
23	Consent of Independent Registered Public Accounting firm.
24	Limited Powers of Attorney
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of Chief Financial Officer, Secretary and Treasurer pursuant to Section 302 of the Sarbanes-Oxley Act.
32	Certification pursuant to 18 U.S.C. § 1350.

---

*Management contract or compensatory plan or arrangement.

EXHIBIT 21

SUBSIDIARIES OF SPARTAN MOTORS, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Spartan Motors Chassis, Inc.	Michigan, United States
Crimson Fire, Inc.*	South Dakota, United States
Road Rescue, Inc.	South Carolina, United States
Crimson Fire Aerials, Inc.	Pennsylvania, United States
Spartan de Mexico S.A. de C.V.	Mexico

*Formerly also did business under the names Luverne Fire Apparatus Co., Ltd. and Quality Manufacturing Inc.

Exhibit 23–Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements (Form S-8 Nos. 033-80980, 333-69028, 333-98083, 333-111887, 333-111888, and 333-126269, and Form S-3 No. 333-25357) pertaining to various stock option and incentive plans of Spartan Motors, Inc. of our reports dated February 24, 2006, with respect to the consolidated financial statements and schedule of Spartan Motors, Inc. and subsidiaries, Spartan Motors, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Spartan Motors, Inc. and subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
March 13, 2006

EXHIBIT 24

LIMITED POWER OF ATTORNEY

The undersigned hereby appoints JOHN E. SZTYKIEL and JAMES W. KNAPP, and each of them, such individual's attorneys or attorney, with full power of substitution, to execute in his or her name an Annual Report of Spartan Motors, Inc., on Form 10-K for its fiscal year ended December 31, 2005, and any amendments to that report, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: February 20, 2006

/s/ Charles E. Nihart
(signature)

Print Name: Charles E. Nihart

Title: Director

LIMITED POWER OF ATTORNEY

The undersigned hereby appoints JOHN E. SZTYKIEL and JAMES W. KNAPP, and each of them, such individual's attorneys or attorney, with full power of substitution, to execute in his or her name an Annual Report of Spartan Motors, Inc., on Form 10-K for its fiscal year ended December 31, 2005, and any amendments to that report, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: February 15, 2006

/s/ Kenneth Kaczmarek
(signature)

Print Name: Kenneth Kaczmarek

Title: Director

LIMITED POWER OF ATTORNEY

The undersigned herby appoints JOHN E. SZTYKIEL and JAMES W. KNAPP, and each of them, such individual's attorneys or attorney, with full power of substitution, to execute in his or her name an Annual Report of Spartan Motors, Inc., on Form 10-K for its fiscal year ended December 31, 2005, and any amendments to that report, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: February 21, 2006

/s/ David R. Wilson
(signature)

Print Name: David R. Wilson

Title: Chairman of the Board

LIMITED POWER OF ATTORNEY

The undersigned hereby appoints JOHN E. SZTYKIEL and JAMES W. KNAPP, and each of them, such individual's attorneys or attorney, with full power of substitution, to execute in his or her name an Annual Report of Spartan Motors, Inc., on Form 10-K for its fiscal year ended December 31, 2005, and any amendments to that report, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: February 20, 2006

/s/ George Tesseris
(signature)

Print Name: George Tesseris

Title: Director

EXHIBIT 31.1

CEO CERTIFICATION

I, John E. Sztykiel, certify that:

1. I have reviewed this annual report on Form 10-K of Spartan Motors, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2006

/s/ John E. Sztykiel
John E. Sztykiel
President and Chief Executive Officer
Spartan Motors, Inc.

EXHIBIT 31.2

CFO CERTIFICATION

I, James W. Knapp, certify that:

1. I have reviewed this annual report on Form 10-K of Spartan Motors, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2006

/s/ James W. Knapp
James W. Knapp
Chief Financial Officer,
Secretary and Treasurer
Spartan Motors, Inc.

EXHIBIT 32

CERTIFICATION

Solely for the purpose of complying with 18 U.S.C. § 1350, each of the undersigned hereby certifies in his capacity as an officer of Spartan Motors, Inc. (the "Company"), pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350 that:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) of the Securities and Exchange Act of 1934 (15 U.S.C. 78m); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for such period.

Date: March 15, 2006

/s/ John E. Sztykiel
John E. Sztykiel
President and Chief Executive Officer

Date: March 15, 2006

/s/ James W. Knapp
James W. Knapp
Chief Financial Officer,
Secretary and Treasurer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.



Board of Directors

Corporate Officers

John E. Sztykiel
Chief Executive Officer

James W. Knapp
Senior Vice President,
Chief Financial Officer and Secretary/Treasurer

Richard J. Schalter
Executive Vice President

William F. Foster
Vice President

Transfer Agent

American Stock Transfer & Trust Co. serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:

American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, New York 10038
(800) 937-5449

Independent Auditors

Ernst & Young LLP
171 Monroe Avenue NW, Suite 1000
Grand Rapids, Michigan 49503

Shareholder Information

Shares of the Company's stock are traded on The Nasdaq Stock Market® under the ticker symbol SPAR. The Company's 10-K report filed with the Securities & Exchange Commission will be provided free of charge to any shareholder upon written request, and is available at the Spartan Motors web site (www.spartanmotors.com). For more information, contact:

Spartan Motors, Inc.
James W. Knapp
1165 Reynolds Road
Charlotte, Michigan 48813
(517) 543-6400

Or the Company's outside investor relations firm:
Lambert, Edwards & Associates, Inc.
171 Monroe Avenue NW, Suite 500
Grand Rapids, Michigan 49503
(616) 233-0500

www.spartanmotors.com

NASDAQ: SPAR


SPARTAN

Corporate Headquarters: 1165 Reynolds Rd. • Charlotte, MI 48813 • (517) 543-6400
NASDAQ: SPAR • www.spartanmotors.com